

par

annual
report 2008

par



(In thousands, except per share amounts)	Year ended December 31, 2008	2007	2006
Revenue	$ 232,687	$ 209,484	$ 208,667
Net income (loss)	$ 2,217	$ (2,708)	$ 5,721
Earnings (loss) per share, diluted	$ .15	$ (.19)	$ .39
Cash and cash equivalents	$ 6,227	$ 4,431	$ 4,273
Total assets	$ 153,988	$ 146,518	$ 142,258
Shareholders' equity	$ 86,257	$ 84,987	$ 86,083
Cash provided by (used in) operating activities	$ (2,342)	$ 8,663	$ (3,550)

to our shareholders

I am pleased to report that during this time of dramatic economic uncertainty and weakness, PAR Technology continues to strengthen and our business opportunities within our core markets are many. With the second half of last year's slower-than-expected economic pattern, we were able to continue our strategic plan and achieve record revenues while returning to profitability. Obviously, the global economic slowdown and the pace of recovery thus far has required us to be cautious in our near-term outlook for our business in hospitality markets. There will be softening in the demand for our hotel/resort/spa software and services, and slower than expected results within our distribution channels that market to independent table serve restaurants. Moreover, deeper macroeconomic and geopolitical risks remain on the horizon. Nonetheless, it appears PAR's core business of restaurant management technology (in particular quick-serve) and Government I/T solutions continue to show signs of strength.

In 2008 our Company returned to profitability while achieving record revenues. Overall revenues for the Company grew 11% for the year, no small feat during these uncertain economic times. PAR had net income of $2.2 million in 2008, a nice turnaround from the loss we experienced in 2007. Our list of hospitality customers continues to be very strong and we are capitalizing on their growth both domestically and internationally. Our Government business continued its strong run of profitability and we look for more good things from both business segments in 2009.

Throughout 2008 we consistently stated that the most important issues affecting our near-term performance were the economic health of our targeted markets and the turnaround of our domestic McDonald's business.

The economic slowdown had only a minor impact in the first half of the year but began to show its effects by Q4. Table service restaurant sales began to slow, while becoming obvious that 2009 sales to high-end hotels/spas would be negatively affected. While it was increasingly clear that the economy would slow sales to some of our markets, it was also obvious that the primary sectors of our businesses would prosper in these difficult times. Specifically, the QSR market showed signs of resilience as reflected in the same store sales growth of McDonald's and other large QSR concepts. Our Government business demonstrated a similar resilience with growth of 16% and a year ending backlog of $120 million.

Throughout all of 2007 and the early part of 2008, sales to McDonald's were slowed pending the release of new 3rd party software. With the release of this software in the second quarter of 2008, we also had to contend with the complexities of deployment and the competition for capital as the restaurants focused on the rollout of McDonald's new beverage initiative. After the software release, our sales to McDonald's slowly increased as we had anticipated. With the completion of the beverage program in 2009, we expect continuing growth in this important sector of our business as we continue to roll out the new software system.

This past year we competed for and won an important table serve account, the Catalina Restaurant Group. We implemented a complete, integrated solution of software, hardware and services. PAR also continued to penetrate the Burger King Franchisee space with several multi-store organizations and we extended our long-term relationship with Taco Bueno. After open competition we renewed our primary supplier position for domestic KFC restaurants, which will continue to drive future business with this important account. Similarly, we competed for and won the primary hardware and service supplier position for Taco Bell, extending our 25 year relationship well into the future.

In 2008, we increased our hotel/resort/spa business with the continued rollout to the Mandarin Oriental chain, including their hotel in Sayna, China. We also closed contracts with the Capella Group of Hotels in Ireland, Telluride, CO, Ixtapa and Cabo San Lucas in Mexico and Sentosa Island in Singapore. We counted SpaSoft wins with such well known hotels as the Hotel Carlyle in New York, and the Hotel Del Coronado in San Diego. Our Government business had additional contract wins with the Army's Camp Roberts, Eielson Air Force Base, and the Naval Computer and Telecommunications Station Guam. As you can see, we still are realizing success across all three military branches. PAR's Logistics Management business continues to make steady progress with new business wins with Ryder, the world's largest truck rental company, CR England, a large operator of refrigerated trucks, and Hapag-Lloyd, the



world's third largest shipping company. These customers are all household names in the transportation industry and will become excellent reference accounts for us.

Throughout 2008, we continued our long-term investments in restaurant software, channel expansion and international infrastructure. We made significant progress from our continuing investment in software development. Our licensing fees, software maintenance and professional services revenues were up over 200% for the year. It is our intention to continue to invest in these areas, supporting our belief that shareholder value will appreciate over the long term, as we leverage the infrastructure we have built up over the past 3 decades through the addition of software products and new channels of distribution. Overall, our management team performed well in the face of a challenging and disappointing economic environment. Despite the difficult times, they stayed the course and took the actions required to achieve our long-term strategic objectives.

To increase our capabilities in an ever-changing business environment, we made several important changes in our executive management team. Specifically, we hired two executives to operate our hospitality businesses. Larry Hall was brought in to run our hotel/resort/spa solutions business and Ed Soladay was hired to run our restaurant technology business. Both bring years of successful leadership experience in the creation, sale and support of software and hardware solutions to the hospitality marketplace.

In addition to these changes, I recently formed the "Office of the Chairman" (OOC) which is responsible for the strategic direction and oversight of the operation of all entities of PAR Technology Corporation (PTC). The OOC is staffed by four officers. I lead the "Office" as Chairman and remain responsible for the strategic direction and oversight of our company. Reporting to me are Charlie Constantino, Ron Casciano and Greg Cortese.

Charlie has assumed the title of Vice Chairman and in this capacity he is responsible for oversight of PAR's government operations and special projects related to PAR's restaurant business. Ron continues as PTC Chief Financial Officer and Greg has assumed the title Executive Vice President OOC and is responsible for Financial Relations, Business Development and special strategic projects related to PTC's hospitality businesses.

PTC's operating entities, ParTech Inc. (PAR's Restaurant business) headed by Ed Soladay, PAR Springer Miller (PAR's Hotel & Spa business) led by Larry Hall, PAR's Government Business under Steve Lynch and PAR Logistic Systems led by John Sammon III, all report directly to the Office of the Chairman.

We are pleased with our 2008 operating performance, particularly in light of the adverse macroeconomic and market conditions that are present today, yet we are striving to achieve much more. Our goal is to improve our financial performance year over year. With the anticipated slow economic recovery of our major domestic and international markets, our primary aim this year is to concentrate on making our operating structure more efficient, expand our array of value-added products and services, and place our Company in an even stronger financial position.

Today, we possess a solid and experienced senior management team that, with the hard work and dedication of our highly talented engineers, technicians and personnel, will achieve our long-term objectives. We will continue our strict adherence to corporate governance practices and perform to the highest standards of integrity in the pursuit of long-term shareholder value.

Although we continue to face an uncertain economy, I am confident that we possess the fundamentals, the people, the resources, the vision, and the focus we need—to create value for you, our shareholders.

PAR's greatest avenue for progress continues to be the exceptionally talented professionals who lead our Company. Our accomplishments in 2008 reflect their hard work and our future will be built by them.

Regards,

John W. Sammon, Jr.
Chairman, President & Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2008.

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From __________ to __________

Commission File Number 1-9720

PAR TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**16-1434688** (I.R.S. Employer Identification Number)
PAR Technology Park **8383 Seneca Turnpike** **New Hartford, New York** (Address of principal executive offices)	**13413-4991** (Zip Code)

(315) 738-0600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $.02 par value	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ___ No _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes _X_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ___ Accelerated Filer _X_ Non-Accelerated Filer ___ Smaller Reporting Company ___
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___ No _X_

As of June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the shares of voting common stock held by non-affiliates of the registrant was approximately $59,866,000 based upon the closing price of the Company's common stock.

The number of shares outstanding of registrant's common stock, as of February 28, 2009 – 14,536,963 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement in connection with its 2009 annual meeting of stockholders are incorporated by reference into Part III.



table of contents

Item Number		Page
PART I		
Item 1.	Business	1
Item 1A.	Risk Factors	8
Item 2.	Properties	10
Item 3.	Legal Proceedings	11
PART II		
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	11
Item 6.	Selected Financial Data	11
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	12
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	20
Item 8.	Financial Statements and Supplementary Data	21
Item 9A.	Controls and Procedures	21
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	22
Item 11.	Executive Compensation	22
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	22
Item 13.	Certain Relationships and Related Transactions, and Director Independence	22
Item 14.	Principal Accounting Fees and Services	22
PART IV		
Item 15.	Exhibits, Financial Statement Schedules	23
	Signatures	45

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Any statements in this document that do not describe historical facts are forward-looking statements. Forward-looking statements in this document (including forward-looking statements regarding the continued health of the hospitality industry, future information technology outsourcing opportunities, an expected increase in contract funding by the U.S. Government, the impact of current world events on our results of operations, the effects of inflation on our margins, and the effects of interest rate and foreign currency fluctuations on our results of operations) are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use words such as "intend," "anticipate," "believe," "estimate," "plan," "will," or "expect", we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we presently may be planning. We have disclosed certain important factors that could cause our actual future results to differ materially from our current expectation, including a decline in the volume of purchases made by one or a group of our major customers; risks in technology development and commercialization; risks of downturns in economic conditions generally, and in the quick-service sector of the hospitality market specifically; risks associated with government contracts; risks associated with competition and competitive pricing pressures; and risks related to foreign operations. Forward-looking statements made in connection with this report are necessarily qualified by these factors. We are not undertaking to update or revise publicly any forward-looking statement if we obtain new information or upon the occurrence of future events or otherwise.

PAR TECHNOLOGY CORPORATION
PART I

Item 1: Business

PAR Technology Corporation (PAR or the Company) conducts business in two distinct segments: Hospitality and Government. PAR's core business is providing technology solutions, including hardware, software and professional/lifecycle support services to businesses in the global hospitality and specialty retail industries. The Company continues to be a leading supplier of hospitality management technology systems to quick-service restaurants with over 50,000 systems installed in more than 105 countries. PAR's hospitality management software applications are feature rich which allows for more efficient operation of businesses and enterprises by managing transaction and operational data from end-to-end and helping to maximize profitability through more optimal operations. PAR's professional services mission is to enable businesses to achieve the full potential of their hospitality technology investment.

As a leading provider of professional services and enterprise business intelligence technology to the hospitality sector, PAR has solid long-term relationships with the restaurant industry's two largest corporations – McDonald's Corporation and Yum! Brands, Inc. (Yum!). McDonald's has over 32,000 restaurants in more than 120 countries and PAR has been a selected provider of restaurant technology systems and lifecycle support services to McDonald's since 1980. In 2007, PAR was selected by McDonald's as its inaugural Technology Supplier of the Year. Yum! (which includes Taco Bell, KFC, Pizza Hut, Long John Silver's and A&W Restaurants) has been a loyal PAR customer since 1983. Yum! has over 33,000 units globally and PAR continues to be a major supplier of management technology systems to Taco Bell as well as the Point-of-Sale (POS) vendor of choice to KFC Corporate Restaurants. Other significant hospitality chains where PAR is the POS vendor of choice are: Subway Restaurants, Legal Seafood, Boston Market, CKE Restaurants (including Hardees and Carl's Jr.), Catalina Restaurant Group, Carnival Cruise Lines, and large franchisees of the above mentioned brands.

PAR's Government business provides technical expertise in the development of advanced technology systems for the Department of Defense and other Governmental agencies. Additionally, PAR provides information technology and communications support services to the U.S. Navy, U.S. Air Force and U.S. Army. PAR focuses its computer-based system design services on providing high quality technical services, ranging from experimental studies to advanced operational systems, within a variety of areas of research, including radar, image and signal processing, logistics management systems, and geospatial services and products. Through Government-sponsored research and development, PAR has developed technologies with relevant commercial applications. A prime example of this "technology transfer" is the Company's point-of-sale technology, which was derived from research and development involving microchip processing technology sponsored by the Department of Defense. Our most recent example of technology transfer is the Company's logistics management tracking systems. This PAR initiative brings tracking, security and information solutions to the intermodal, cold chain and land shipping industry. Through an integrated GPS, RFID, cellular, Satellite



Communications, and internet PAR solution, owners and operators of refrigeration, tank, dry van, intermodal, and generator containers have real time information on the status and location of assets and cargo around the globe.

Information concerning the Company's industry segments for the three years ended December 31, 2008 is set forth in Note 11 to the Consolidated Financial Statements included elsewhere herein.

The Company's common stock is traded on the New York Stock Exchange under the symbol "PTC". Our corporate headquarters are located at PAR Technology Park, 8383 Seneca Turnpike, New Hartford, New York 13413-4991; telephone number (315) 738-0600. Our website address is http://www.partech.com. Through PAR's website, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K and amendments thereto are available to interested parties, free of charge. Information contained on our website is not part of this Annual Report on Form 10-K.

Unless the context otherwise requires, the term "PAR" or "Company" as used herein, means PAR Technology Corporation and its wholly-owned subsidiaries.

Hospitality Segment

PAR provides restaurant management technology solutions which combine software applications, an Intel® based hardware platform and installation and lifecycle support services. PAR's restaurant management offering includes fixed and wireless order-entry terminals, self-service kiosks, kitchen systems utilizing printers and/or video monitors, food safety monitoring tools, back office applications and enterprise business intelligence software. PAR also provides hospitality management solutions that satisfy the property management technology needs for an array of hospitality enterprises, including five-star city-center hotels, destination spa and golf properties, timeshare properties and five star resorts worldwide. PAR offers extensive service, support, systems integration and professional service capabilities. PAR's service professionals design, tailor, implement and maintain solutions that enable customers to manage all aspects of operational data collection and processing for single or multiple site enterprises from a central location.

Products

The Company's integrated hospitality management software applications allow its customers to configure their technology systems to meet their order entry, food preparation, inventory, labor and property management coordination needs, while capturing all pertinent data concerning the transactions at the specific location and delivering it throughout the enterprise. PAR's hospitality management systems are based on more than 29 years of experience and knowledge, and an in-depth understanding of the hospitality marketplace. This knowledge and expertise is reflected in innovative product design, implementation capability and systems integration skills.

Software

The Company's range of restaurant software products cover the hospitality market with offerings that meet the requirements of large and small operators/corporations alike. PAR has three major point-of-sale offerings. First, the Company's enterprise-enabled solution built on a service-oriented architecture. This streamlines the order process for table service, counter service, and bar operations, while simplifying IT support with centralized application management and real-time data transmission between restaurant sites and the enterprise.

Second, for franchisees in the quick service restaurant (QSR) and fast casual markets, PAR offers a multi-brand point of sale application containing features and functions such as real-time mirror imaging of critical data, on-line graphical help and interactive diagnostics, all presented with intuitive graphical user interfaces. This application contains an Enterprise Configuration Manager that provides business-wide management of the point-of-sale data, including diverse concept menus, security settings and system parameters.

Third, is PAR's easy-to-use solution primarily sold to independent restaurants through the Company's business partners (dealer) channel. This integrated software solution includes a point-of-sale software application, a wireless ordering software capability, an on-line ordering feature, an enterprise management software function, and an in-store and enterprise level loyalty and gift card information sharing application.

In addition to point-of-sale software, PAR offers a number of complementary restaurant technologies. These include a wireless order-taking and payment capability, an above store reporting software application that utilizes a web-based reporting platform with the latest technology from Microsoft's .Net® platform. Additionally, the Company's back office software allows restaurant owners to control critical food and labor costs using intuitive tools for forecasting, labor scheduling and inventory management.

In addition, PAR continues to be a provider of software solutions to the hotel/resort industry. Today, hospitality-oriented businesses have the ability to manage information and leverage their relationships with customers through integrated technology systems. PAR's technology systems provide a seamless user interface to manage all aspects of the guest experience as well as consolidating customer information and history into a central, single database. PAR's SMS|Host® Hospitality Management System provides a complete set of tools at the fingertips of hotel and spa staff for selling and delivering personalized guest services. All business functions are seamlessly integrated with the front office, from guest room check-in, to spa appointments, or retail purchases. The SMS|Host product suite, including over 20 seamlessly integrated, guest-centric modules, provides hotel and resort staff with the tools they need to personalize service, anticipate guest needs, and consistently exceed guest expectations. The SMS|Host module, SMS|Enterprise, enables a chain or management company to instantly create a real-time, single-image consolidation of all details from all locations within a large organization for use as a central information system or as a fully integrated Property Management System (PMS)/Central Reservation System (CRS).

PAR also markets Spa*Soft*® a stand-alone spa management application. Spa*Soft* Spa Management System is designed to satisfy the unique needs of resort spas, day spas, and medi-spas. Validated by VISA® as compliant with CISP (Card Information Security Program) Payment Application Best Practices, Spa*Soft*'s unique booking engine, advanced resource inventory, yield management module, scheduling, management and reporting tools assist in the total management of sophisticated hotel/resort spas and day spas. Because Spa*Soft* was specifically designed for the needs of the spa industry, it assists the spa staff in providing the individualized, impeccable guest service that their most important clients desire and expect.

Hardware

PAR's hardware platforms offer customers proven performance at a cost-conscious price point. PAR continues to offer hardware designed to be durable, scalable, integrated and highly functional. PAR's Pentium-designed systems are developed to host the powerful point-of-sale software applications in the hospitality industry with open architecture, industry standard components which are compatible with most operating systems. The hardware platforms support a distributed processing environment and incorporate an advanced hospitality management technology system, utilizing Intel microprocessors, standard PC expansion slots, Ethernet LAN, standard Centronics printer ports as well as USB ports. The hardware systems supply their industry-standard components with features for hospitality applications such as multiple video ports. The POS systems utilize architecture that allows for the integration of a broad range of PAR and third-party peripherals and is ultimately designed to withstand harsh hospitality environments. Both hardware platforms have a favorable price-to-performance ratio over the life of the system as a result of their PC compatibility, ease of expansion and high reliability design.

PAR manufactures and/or sells a full range of hardware peripherals including cash drawers, coin changers, receipt printers, kitchen videos, bump bars, kitchen printers and office printers.

PAR also offers a kiosk solution, which features both a touch screen and a keyboard in a clean, approachable design suitable for deployment of a number of different software application types that include employee training and hiring to promotional content and nutrition information. This kiosk offering enables restaurant operators to create a self-service information hub for employees and guests.

Systems Installation and Professional Services

PAR's ability to offer installation, maintenance, and support services is one of the Company's key differentiators. PAR continues to work in unison with its customers to identify and address the latest hospitality technology requirements by creating interfaces to equipment, including innovations such as automated cooking and drink-dispensing devices, customer-activated terminals and order display units located inside and outside of the customer's business site. The Company provides its systems integration expertise to interface specialized components, such as video monitors, coin dispensers and non-volatile memory for journalizing transaction data, as is required in some international applications.

PAR employs experienced individuals with diverse hospitality backgrounds in both hotels/resorts and restaurants. PAR has the knowledge and expertise to help its customers structure property management solutions which can be used most effectively in restaurants and hotels, with an emphasis on maximizing return on investment. In addition, the Company has secured strategic partnerships with third-party organizations to offer a variety of credit, debit and gift card payment options that allow quick service restaurants, convenience stores, gasoline stations and drugstores to process cashless payments quickly and efficiently.

The Company's Professional Services organization continuously evaluates new technologies and adopts those that allow PAR to provide significant improvements in customer's day-to-day systems. From hand-held wireless devices to advances in internet performance, the technical staff is available for consultation on a wide variety of topics including network infrastructures, system functionality, operating system platforms, and hardware expandability.



Installation and Training

In the United States, Canada, Europe, South Africa, the Middle East, Australia, and Asia, PAR personnel provide software configuration, installation, training and integration services as a normal part of the software or equipment purchase agreement. In certain areas of North and South America, Europe, and Asia, the Company provides these installation and training services through third parties. PAR is also staffed to provide complete application training for a site's staff as well as technical instruction for Information Systems personnel. The PAR training team is composed of experienced individuals with diverse hospitality and technical backgrounds.

Maintenance and Service

The Company offers a wide range of maintenance and support services as part of its total solution for its hospitality markets. In the North American region, the Company provides comprehensive maintenance and installation services for its software, hardware and systems, as well as those of third parties, through a 24 x 7 central telephone customer support and diagnostic service center in Boulder, Colorado and Las Vegas, Nevada. In addition the Company has service centers in Europe, South Africa, the Middle East, Australia, and Asia. The Company believes that its ability to address all support and maintenance requirements for a customer's hospitality technology network provides it with a clear competitive advantage.

The Company maintains a field service network consisting of over 100 locations offering on-site service and repair, as well as depot repair, overnight unit replacements and spare unit rentals. At the time a hospitality technology system is installed, PAR trains customer employees and managers to ensure efficient and effective use of the system. If an issue arises within the Company's products (hardware and software), PAR's current customer service management software products allow a service technician to diagnose the problem by telephone or by remotely entering the system, thus greatly reducing the need for on-site service calls.

The Company's service organization utilizes a suite of software applications that allows PAR to demonstrate compelling value and differentiation to its customers through the utilization of its extensive and ever-growing knowledge base to efficiently diagnose and resolve customer-service issues. This also enables PAR to compile the kind of in-depth information it needs to identify trends and opportunities. A second software suite is a call center CRM solution and knowledge base that allows PAR to maintain a profile on each customer, their background, hardware and software details, client service history, and a problem-resolution database. Analysis of this data allows the Company to optimize customer service by identifying trends in calls and to work with customers to quickly resolve issues.

Sales and Marketing

Sales in the hospitality technology market are often made to corporate chains where PAR is an approved vendor. Upon achieving such approved status, marketing efforts are directed to the chain's franchisees. Sales efforts are also directed toward franchisees of chains for which the Company is not an approved corporate vendor.

The Company employs direct sales personnel in several sales groups that concentrate upon both large chain corporate customers and their franchisees. The Company also utilizes an International Sales Group that markets to major customers with global locations and to international chains that do not have a presence in the United States. The Company's Indirect Sales Channel targets non-foodservice markets such as retail, convenience, amusement parks, movie theaters, cruise lines, spas and other ticketing and entertainment venues. This group also works with third-party dealers and value-added resellers throughout the country.

PAR also has a distribution channel, both domestic and global, that has third party dealers and resellers penetrating the independent restaurant sector on behalf of the Company and extends PAR's market reaches.

New sales in the hotel/resort technology market are often generated by leads, be it by referrals, internet searches, media coverage or trade show presence. Marketing efforts are conducted in the form of email newsletters, direct mail campaigns, trade show exhibitions, advertising and targeted telesales calls. The Company employs direct sales personnel in several sales groups. The Domestic Sales Group targets independent, business class and luxury hotels and resorts and spas in the United States, Canada and the Caribbean. The International Sales Group seeks sales to independent hotels and resorts outside of the United States. The Corporate Accounts Sales Group works with high profile corporate and chain clients such as Mandarin Oriental Hotel Group, Destination Hotels and Resorts and West Paces Hotel Group. The Company's Installed Accounts Sales Group works solely with clients who have already installed the SMS|Host product suite. The Business Development group focuses on proactive identification of and initial penetration into new business channels for the SMS|Host and Spa*Soft* product lines worldwide.

Competition

The competitive landscape in the hospitality market is driven primarily by functionality, reliability, quality, pricing, service and support. The Company believes that its principal competitive advantages include its focus on an integrated technology solution offering, advanced development capabilities, in-depth industry knowledge and expertise, excellent product reliability, a direct sales force organization, and world class support and quick service response. The markets in which the Company transacts business are highly competitive. Most of our major customers have approved several suppliers who offer some form of sophisticated hospitality technology system similar to that of the Company. Major competitors include Panasonic, IBM Corporation, Radiant Systems, NCR, and Micros Systems.

Backlog

Due to the nature of the hospitality business, backlog is not significant at any point in time. The Hospitality segment orders are generally of a short-term nature and are usually booked and shipped in the same fiscal year.

Research and Development

The highly technical nature of the Company's hospitality products requires a significant and continuous research and development effort. Ongoing product research and quality development efforts are an integral part of all activities within the Company. Functional and technical enhancements are actively being made to our products to increase customer satisfaction and maintain the high caliber of our software. Research and development expenses were approximately $15,036,000 in 2008, $17,155,000 in 2007 and $11,802,000 in 2006. The Company capitalizes certain software costs in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* See Note 1 to the Consolidated Financial Statements included in Item 15 for further discussion.

Manufacturing and Suppliers

The Company assembles its products from standard components such as integrated circuits and fabricated parts such as printed circuit boards, metal parts and castings. Most components are manufactured by third parties to the Company's specifications. The Company depends on outside suppliers for the continued availability of its components and parts. Although most items are generally available from a number of different suppliers, the Company purchases certain components consistently from one supplier. Items purchased from only one supplier include certain printers, base castings and electronic components. If such a supplier should cease to supply an item, the Company believes that new sources could be found to provide the components. However, added cost and manufacturing delays could result and adversely affect the business of the Company. The Company has not experienced significant delays of this nature in the past, but there can be no assurance that delays in delivery due to supply shortages will not occur in the future.

Intellectual Property

The Company owns or has rights to certain patents, copyrights and trademarks, but believes none of these intellectual property rights provides a material competitive advantage. The Company relies upon non-disclosure agreements, license agreements and applicable domestic and foreign patent, copyright and trademark laws for protection of its intellectual property. To the extent such protective measures are unsuccessful, or the Company needs to enter into protracted litigation to enforce such rights, the Company's business could be adversely impacted. Similarly there is no assurance that the Company's products will not become the subject of a third-party claim of infringement or misappropriation. To the extent such claims result in costly litigation or force the Company to enter into royalty or license agreements, rather than enter into a prolonged dispute, the Company's business could be adversely impacted. The Company also licenses certain third-party software with its products. While the Company has maintained a strong relationship with its licensors, there is no assurance that such relationships will continue or that the licenses will be continued under fees and terms acceptable to the Company.

Government Segment

PAR operates two wholly-owned subsidiaries in the Government segment, PAR Government Systems Corporation (PGSC) and Rome Research Corporation (RRC). These companies provide services to the U.S. Department of Defense (DoD) and other federal and state government organizations with a wide range of technical capability and scope. Significant areas in which the Company's services are involved include providing technical expertise related to the design and integration of state-of-the-art imagery intelligence systems for information archive, retrieval, and processing; advanced research and development for imaging sensors; and engineering and support services for Government information technology and communications facilities.



The Company's offerings cover the entire development cycle for Government systems, including requirements analysis, design specification, development, implementation, installation, test and evaluation.

Signal and Image Processing

The Signal and Image Processing (SIP) business sector supports the development and implementation of complex sensor systems including the collection and analysis of sensor data. The SIP group has developed sensor concepts, algorithms, and real-time systems to address the difficult problems of finding low-contrast targets against clutter background, detecting man-made objects in dense foliage, and performing humanitarian efforts in support of the removal of land mines with ground penetrating radar. The Company also supports numerous technology demonstrations for the DoD, including a multi-national NATO exercise of wireless communications interoperability. As part of this demonstration, the Company designed and built systems for test and evaluation of communications waveforms. The Company has extended this technology into public safety and law enforcement via the Dynamic Open Architecture Radio System (DOARS) system, a multi-channel communications gateway intended to solve the problem of wireless communications interoperability. The Company also supports Navy airborne infrared surveillance systems through the development of advanced optical sensors.

Geospatial Software and Modeling

The Geospatial Software and Modeling (GS&M) business sector performs water resources modeling; Geographic Information Systems (GIS) based data management, and geospatial information technology development. In particular, the Company's Flood*Ware™ software tool and methodology is being utilized by New York State in support of the Federal Emergency Management Agency's Map Modernization Program. Similar technologies are used in support of water quality modeling and assessment applications for the NYC Watershed Protection Program.

Logistics Management Systems

The Logistics Management Systems (LMS) business focuses on the transportation sector. The LMS solutions provide comprehensive, end-to-end monitoring, control, and management of over the road trailers and intermodal assets. Par LMS has a particular focus on cold chain management and the monitoring and control of refrigerated transport assets using long range wireless technologies. Utilizing GPS, cellular, satellite, wireless, and internet hosting technologies, Par LMS solutions include web based reporting for stakeholders to improve asset utilization while protecting against cargo theft and spoilage.

Par LMS contracts with US DOT Maritime Administration Research and Development (US DOT MARAD) to advance the state of the art in technology tracking, monitoring, and management. Also NYSERDA (New York State Energy Research Development Administration) has contracted with Par LMS to develop a real time tire pressure monitoring module called Pressure*Watch™.

Information Technology and Communications Support Services

The Company provides a wide range of technical and support services to sustain mission critical components of the Department of Defense Global Information Grid (GIG). These services include continuous operations, system enhancements and maintenance of very low frequency (VLF), high frequency (HF) and very high frequency (VHF) radio transmitter/receiver facilities, and extremely high frequency (EHF) and super high frequency (SHF) satellite communication heavy earth terminal facilities. In addition to the communications support of the GIG, the Company provides net-centric information technology services in support of DoD customers. The Company provides a variety of information technology support services, including systems administration, operations, trouble shooting, planning, coordination and maintenance of hardware and software systems, help desk support, and network security. These DoD communications and information technology services are provided at customer locations in and outside of the continental United States. The various facilities, operating 24 x 7, are integral to the command and control of the nation's air, land and naval forces, and those of United States coalition allies.

Test Laboratory and Range Operations

The Company provides management, engineering, and technical services under several contracts with the U.S. Air Force and the U.S. Navy. These services include the planning, execution, and evaluation of tests at government ranges and laboratories operated and maintained by the Company. Test activities include unique components, specialized equipment, and advanced systems for radar, communications, electronic counter-measures, and integrated weapons systems. The Company also develops complex measurement systems in several defense-related areas of technology.

Government Contracts

The Company performs work for U.S. Government agencies under firm fixed-price, cost-plus-fixed-fee and time-and-material contracts. The majority of its contracts are for one-year to five-year terms. There are several risks associated with Government contracts. For example, contracts may be terminated for the convenience of the Government at any time the Government believes that such termination would be in its best interests. In this circumstance, the Company is entitled to receive payments for its allowable costs and, in general, a proportionate share of its fee or profit for the work actually performed. The Company's business with the U.S. Government is also subject to other risks unique to the defense industry, such as reduction, modification, or delays of contracts or subcontracts if the Government's requirements, budgets, policies or regulations change. The Company may also perform work prior to formal authorization or prior to adjustment of the contract price for increased work scope, change orders and other funding adjustments. Additionally, the Defense Contract Audit Agency on a regular basis audits the books and records of the Company. Such audits can result in adjustments to contract costs and fees. Audits have been completed through the Company's fiscal year 2006 and have not resulted in any material adjustments.

Marketing and Competition

Marketing begins with collecting information from a variety of sources concerning the present and future requirements of the Government and other potential customers for the types of technical expertise provided by the Company. Although the Company believes it is positioned well in its chosen areas of image and signal processing, information technology/communications and engineering services, competition for Government contracts is intense. Many of the Company's competitors are major corporations, or their subsidiaries, such as Lockheed Martin, Raytheon, Northrop Grumman, BAE, Harris, and SAIC that are significantly larger and have substantially greater financial resources than the Company. The Company also competes with many smaller companies that target particular segments of the Government market. Contracts are obtained principally through competitive proposals in response to solicitations from Government agencies and prime contractors. The principal competitive factors are past performance, the ability to perform, price, technological capabilities, management capabilities and service. In addition, the Company sometimes obtains contracts by submitting unsolicited proposals. Many of the Company's DoD customers are now migrating to commercial software standards, applications, and solutions. In that manner, the Company is utilizing its internal research and development to migrate existing solutions into software product lines that will support the DoD geospatial community (i.e., NGA, USAF, etc.).

Backlog

The dollar value of existing Government contracts at December 31, 2008, net of amounts relating to work performed to that date was approximately $120,437,000, of which $41,650,000 was funded. At December 31, 2007, the comparable amount was approximately $152,451,000, of which $41,691,000 was funded. Funded amounts represent those amounts committed under contract by Government agencies and prime contractors. The December 31, 2008 Government contract backlog of $120,437,000 represents firm, existing contracts. Approximately $59,626,000 of this amount is expected to be completed in calendar year 2009, as funding is committed.

Employees

As of December 31, 2008, the Company had 1,769 employees, approximately 55% of whom are engaged in the Company's Hospitality segment, 42% of whom are in the Government segment, and the remainder are corporate employees.

Due to the highly technical nature of the Company's business, the Company's future can be significantly influenced by its ability to attract and retain its technical staff. The Company believes that it will be able to fulfill its near-term needs for technical staff.

Approximately 21% of the Company's employees are covered by collective bargaining agreements. The Company considers its employee relations to be good.

Exchange Certifications

The certification of the CEO of PAR required by Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, relating to PAR's compliance with the NYSE's corporate governance listing standards, was submitted to the NYSE on June 18, 2008 with no qualifications.



Item 1A: Risk Factors

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section describes some, but not all, of the risks and uncertainties that could have a material adverse effect on our business, financial condition, results of operations and the market price of our common stock, and could cause our actual results to differ materially from those expressed or implied in our forward-looking statements.

A DECLINE IN THE VOLUME OF PURCHASES MADE BY ANY ONE OF THE COMPANY'S MAJOR CUSTOMERS WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

A small number of related customers have historically accounted for a majority of the Company's net revenues in any given fiscal period. For each of the fiscal years ended December 31, 2008, 2007 and 2006, aggregate sales to our top two Hospitality segment customers, McDonald's and Yum! Brands, amounted to 40% of total revenues. Most of the Company's customers are not obligated to provide us with any minimum level of future purchases or with binding forecasts of product purchases for any future period. In addition, major customers may elect to delay or otherwise change the timing of orders in a manner that could adversely affect the Company's quarterly and annual results of operations. There can be no assurance that our current customers will continue to place orders with us, or that we will be able to obtain orders from new customers.

AN INABILITY TO PRODUCE NEW PRODUCTS THAT KEEP PACE WITH TECHNOLOGICAL DEVELOPMENTS AND CHANGING MARKET CONDITIONS COULD RESULT IN A LOSS OF MARKET SHARE.

The products we sell are subject to rapid and continual changes in technology. Our competitors offer products that have an increasingly wider range of features and capabilities. We believe that in order to compete effectively, we must provide systems incorporating new technologies at competitive prices. There can be no assurance that we will be able to continue funding research and development at levels sufficient to enhance our current product offerings, or that the Company will be able to develop and introduce on a timely basis, new products that keep pace with technological developments and emerging industry standards and address the evolving needs of customers. There also can be no assurance that we will not experience difficulties that will result in delaying or preventing the successful development, introduction and marketing of new products in our existing markets, or that our new products and product enhancements will adequately meet the requirements of the marketplace or achieve any significant degree of market acceptance. Likewise, there can be no assurance as to the acceptance of our products in new markets, nor can there be any assurance as to the success of our penetration of these markets, nor to the revenue or profit margins realized by the Company with respect to these products. If any of our competitors were to introduce superior software products at competitive prices, or if our software products no longer meet the needs of the marketplace due to technological developments and emerging industry standards, our software products may no longer retain any significant market share.

WE GENERATE MUCH OF OUR REVENUE FROM THE HOSPITALITY INDUSTRY AND THEREFORE ARE SUBJECT TO DECREASED REVENUES IN THE EVENT OF A DOWNTURN IN THAT INDUSTRY.

For the fiscal years ended December 31, 2008, 2007 and 2006, we derived 68%, 69% and 70%, respectively, of our total revenues from the hospitality industry, primarily the quick service restaurant marketplace. Consequently, our hospitality technology product sales are dependent in large part on the health of the hospitality industry, which in turn is dependent on the domestic and international economy, as well as factors such as consumer buying preferences and weather conditions. Instabilities or downturns in the hospitality market could disproportionately impact our revenues, as clients may either exit the industry or delay, cancel or reduce planned expenditures for our products. Although we believe we can succeed in the quick service restaurant sector of the hospitality industry in a competitive environment, given the cyclical nature of that industry there can be no assurance that our profitability and growth will continue.

WE DERIVE A PORTION OF OUR REVENUE FROM GOVERNMENT CONTRACTS, WHICH CONTAIN PROVISIONS UNIQUE TO PUBLIC SECTOR CUSTOMERS, INCLUDING THE GOVERNMENT'S RIGHT TO MODIFY OR TERMINATE THESE CONTRACTS AT ANY TIME.

For the fiscal years ended December 31, 2008, 2007 and 2006, we derived 32%, 31% and 30%, respectively, of our total revenues from contracts to provide technical expertise to U.S. Government agencies and defense contractors. Contracts with U.S. Government agencies typically provide that such contracts are terminable at the convenience of the U.S. Government. If the U.S. Government terminated a contract on this basis, we would be entitled to receive payment for our allowable costs and, in general, a proportionate share of our fee or profit for work actually performed. Most U.S. Government contracts are also subject to modification or termination in the event of changes in funding. As such, we may perform work prior

to formal authorization, or the contract prices may be adjusted for changes in scope of work. Termination or modification of a substantial number of our U.S. Government contracts could have a material adverse effect on our business, financial condition and results of operations.

We perform work for various U.S. Government agencies and departments pursuant to fixed-price, cost-plus fixed fee and time-and-material, prime contracts and subcontracts. Approximately 70% of the revenue that we derived from Government contracts for the year ended December 31, 2008 came from fixed-price or time-and-material contracts. The balance of the revenue that we derived from Government contracts in 2008 primarily came from cost-plus fixed fee contracts. Most of our contracts are for one-year to five-year terms.

While fixed-price contracts allow us to benefit from cost savings, they also expose us to the risk of cost overruns. If the initial estimates we use for calculating the contract price are incorrect, we can incur losses on those contracts. In addition, some of our governmental contracts have provisions relating to cost controls and audit rights and, if we fail to meet the terms specified in those contracts, then we may not realize their full benefits. Lower earnings caused by cost overruns would have an adverse effect on our financial results.

Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost-plus fixed fee contracts, we are reimbursed for allowable costs and paid a fixed fee. However, if our costs under either of these types of contract exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all of our costs.

If we are unable to control costs incurred in performing under each type of contract, such inability to control costs could have a material adverse effect on our financial condition and operating results. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards.

WE FACE EXTENSIVE COMPETITION IN THE MARKETS IN WHICH WE OPERATE, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD RESULT IN PRICE REDUCTIONS AND/OR DECREASED DEMAND FOR OUR PRODUCTS AND SERVICES.

There are several suppliers who offer hospitality management systems similar to ours. Some of these competitors are larger than PAR and have access to substantially greater financial and other resources and, consequently, may be able to obtain more favorable terms than we can for components and subassemblies incorporated into these hospitality technology products. The rapid rate of technological change in the Hospitality industry makes it likely that we will face competition from new products designed by companies not currently competing with us. These new products may have features not currently available on our Hospitality products. We believe that our competitive ability depends on our total solution offering, our experience in the industry, our product development and systems integration capability, our direct sales force and our customer service organization. There is no assurance, however, that we will be able to compete effectively in the hospitality technology market in the future.

Our Government contracting business has been focused on niche offerings, primarily signal and image processing, information technology outsourcing and engineering services. Many of our competitors are, or are subsidiaries of, companies such as Lockheed Martin, Raytheon, Northrop Grumman, BAE, Harris and SAIC. These companies are larger and have substantially greater financial resources than we do. We also compete with smaller companies that target particular segments of the Government market. These companies may be better positioned to obtain contracts through competitive proposals. Consequently, there are no assurances that we will continue to win Government contracts as a prime contractor or subcontractor.

WE MAY NOT BE ABLE TO MEET THE UNIQUE OPERATIONAL, LEGAL AND FINANCIAL CHALLENGES THAT RELATE TO OUR INTERNATIONAL OPERATIONS, WHICH MAY LIMIT THE GROWTH OF OUR BUSINESS.

For the fiscal years ended December 31, 2008, 2007 and 2006, our net revenues from sales outside the United States were 12%, 14% and 13%, respectively, of the Company's total revenues. We anticipate that international sales will continue to account for a significant portion of sales. We intend to continue to expand our operations outside the United States and to enter additional international markets, which will require significant management attention and financial resources. Our operating results are subject to the risks inherent in international sales, including, but not limited to, regulatory requirements, political and economic changes and disruptions, geopolitical disputes and war, transportation delays, difficulties in staffing and managing foreign sales operations, and potentially adverse tax consequences. In addition, fluctuations in exchange rates may render our products less competitive relative to local product offerings, or could result in foreign exchange losses, depending upon the currency in which we sell our products. There can be no assurance that these factors will not have a material adverse affect on our future international sales and, consequently, on our operating results.



OUR BUSINESS DEPENDS ON A LARGE NUMBER OF HIGHLY QUALIFIED PROFESSIONAL EMPLOYEES AND, IF WE ARE NOT ABLE TO RECRUIT AND RETAIN A SUFFICIENT NUMBER OF THESE EMPLOYEES, WE WOULD NOT BE ABLE TO PROVIDE HIGH QUALITY SERVICES TO OUR CURRENT AND FUTURE CUSTOMERS, WHICH WOULD HAVE AN ADVERSE EFFECT ON OUR REVENUES AND OPERATING RESULTS.

We actively compete for qualified professional staff. The availability or lack thereof of qualified professional staff may affect our ability to develop new products and to provide services and meet the needs of our customers in the future. An inability to fulfill customer requirements due to a lack of available qualified staff at agreed upon salary rates may adversely impact our operating results in the future.

A SIGNIFICANT PORTION OF OUR TOTAL ASSETS CONSISTS OF GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS, WHICH ARE SUBJECT TO A PERIODIC IMPAIRMENT ANALYSIS AND A SIGNIFICANT IMPAIRMENT DETERMINATION IN ANY FUTURE PERIOD, COULD HAVE AN ADVERSE EFFECT ON OUR RESULTS OF OPERATIONS EVEN WITHOUT A SIGNIFICANT LOSS OF REVENUE OR INCREASE IN CASH EXPENSES ATTRIBUTABLE TO SUCH PERIOD.

We have goodwill and identifiable intangible assets at December 31, 2008 totaling approximately $25.7 million and $8.3 million, respectively, resulting primarily from several business acquisitions.

Pursuant to FASB Statement No. 142, *Goodwill and Other Intangible Assets*, the Company tests goodwill for impairment annually or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We describe the impairment testing process more thoroughly in our Annual Report on Form 10-K in Item 7 under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations -Critical Accounting Policies." If we determine that the impairment has occurred at any point in time, we will be required to reduce goodwill on our balance sheet. As of December 31, 2008, our balance sheet reflected a carrying amount of approximately $25.7 million in goodwill.

ECONOMIC CONDITIONS AND THE VOLATILITY IN THE FINANCIAL MARKETS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND/OR RESULTS OF OPERATIONS OR ON THE FINANCIAL CONDITION OF ITS CUSTOMERS AND SUPPLIERS.

The economic conditions in late 2008 and early 2009 and the volatility in the financial markets in late 2008 and early 2009, both in the U.S. and in many other countries where the Company operates, have contributed and may continue to contribute to higher unemployment levels, decreased consumer spending, reduced credit availability and/or declining business and consumer confidence. Such conditions could have an impact on consumer purchases and/or retail customer purchases of the Company's products, which could result in a reduction of sales, operating income and cash flows. This could have a material adverse effect on the Company's business, financial condition and/or results of operations. Additionally, disruptions in the credit and other financial markets and economic conditions could, among other things, impair the financial condition of one or more of the Company's customers or suppliers, thereby increasing the risk of customer bad debts or non-performance by suppliers.

Item 2: Properties

The following are the principal facilities (by square footage) of the Company:

Location	Industry Segment	Floor Area Principal Operations	Number of Sq. Ft.
New Hartford, NY	Hospitality Government	Principal executive offices, manufacturing, research and development laboratories, computing facilities	138,500
Rome, NY	Government	Research and development	52,800
Stowe, VT	Hospitality	Sales, service and research and development	26,000
Boulder, CO	Hospitality	Service	22,500
Boca Raton, FL	Hospitality	Research and development	14,900
Sydney, Australia	Hospitality	Sales and service	14,000
Las Vegas, NV	Hospitality	Service	8,800
Vaughn, Canada	Hospitality	Sales, service and research and development	8,000
Toronto, Canada	Hospitality	Sales, service and research and development	7,700

The Company's headquarters and principal business facility is located in New Hartford, New York, which is near Utica, located in Central New York State.

The Company owns its principal facility and adjacent space in New Hartford, NY. All of the other facilities are leased for varying terms. Substantially all of the Company's facilities are fully utilized, well maintained, and suitable for use. The Company believes its present and planned facilities and equipment are adequate to service its current and immediately foreseeable business needs.

Item 3: Legal Proceedings

The Company is subject to legal proceedings which arise in the ordinary course of business. In the opinion of management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

Part II

Item 5: Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, par value $.02 per share, trades on the New York Stock Exchange (NYSE symbol - PTC). At December 31, 2008, there were approximately 456 owners of record of the Company's Common Stock, plus those owners whose stock certificates are held by brokers.

The following table shows the high and low stock prices for the two years ended December 31, 2008 as reported by New York Stock Exchange:

	2008		2007	
Period	Low	High	Low	High
First Quarter	$ 5.57	$ 8.25	$ 8.31	$ 10.18
Second Quarter	$ 6.18	$ 9.79	$ 8.26	$ 10.87
Third Quarter	$ 6.02	$ 8.75	$ 7.62	$ 8.90
Fourth Quarter	$ 2.75	$ 7.44	$ 6.81	$ 8.99

The Company has not paid cash dividends on its Common Stock, and its Board of Directors presently intends to continue to retain earnings for reinvestment in growth opportunities. Accordingly, it is anticipated that no cash dividends will be paid in the foreseeable future.

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Item 6: Selected Financial Data

SELECTED CONSOLIDATED STATEMENT OF INCOME DATA
(in thousands, except per share amounts)

The following selected historical consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

	Year ended December 31,				
	2008	2007	2006	2005	2004
Net revenues	$ 232,687	$ 209,484	$ 208,667	$ 205,639	$ 174,884
Cost of sales	$ 175,237	$ 157,576	$ 153,158	$ 150,053	$ 137,738
Gross margin	$ 57,450	$ 51,908	$ 55,509	$ 55,586	$ 37,146
Selling, general & administrative	$ 36,790	$ 37,517	$ 33,440	$ 30,867	$ 22,106
(Provision) benefit for income taxes	$ (1,358)	$ 1,497	$ (3,146)	$ (5,358)	$ (3,729)
Net income (loss)	$ 2,217	$ (2,708)	$ 5,721	$ 9,432	$ 5,635
Basic earnings (loss) per share	$ .15	$ (.19)	$ .40	$ .68	$ .43
Diluted earnings (loss) per share	$ .15	$ (.19)	$ .39	$ .64	$ .41

The selected consolidated financial statement data summarized above is reflective of certain business acquisitions, as discussed in Note 2, and reflects the adoption of accounting pronouncements, as discussed in Note 1, to the Consolidated Financial Statements.



SELECTED CONSOLIDATED BALANCE SHEET DATA
(in thousands)

	December 31,				
	2008	2007	2006	2005	2004
Current assets	$ 110,038	$ 97,879	$ 95,453	$ 84,492	$ 77,696
Current liabilities	$ 59,969	$ 52,284	$ 46,473	$ 43,661	$ 45,159
Total assets	$ 153,988	$ 146,518	$ 142,258	$ 125,149	$ 111,752
Long-term debt	$ 5,852	$ 6,932	$ 7,708	$ 1,948	$ 2,005
Shareholders' equity	$ 86,257	$ 84,987	$ 86,083	$ 78,492	$ 63,574

The selected consolidated financial statement data summarized above is reflective of certain business acquisitions, as discussed in Note 2 to the Consolidated Financial Statements.

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Any statements in this document that do not describe historical facts are forward-looking statements. Forward-looking statements in this document (including forward-looking statements regarding the continued health of the hospitality industry, future information technology outsourcing opportunities, an expected increase in contract funding by the U.S. Government, the impact of current world events on our results of operations, the effects of inflation on our margins, and the effects of interest rate and foreign currency fluctuations on our results of operations) are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When we use words such as "intend," "anticipate," "believe," "estimate," "plan," "will," or "expect", we are making forward-looking statements. We believe that the assumptions and expectations reflected in such forward-looking statements are reasonable, based on information available to us on the date hereof, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we presently may be planning. We have disclosed certain important factors that could cause our actual future results to differ materially from our current expectations, including a decline in the volume of purchases made by one or a group of our major customers; risks in technology development and commercialization; risks of downturns in economic conditions generally, and in the quick-service sector of the hospitality market specifically; risks associated with government contracts; risks associated with competition and competitive pricing pressures; and risks related to foreign operations. Forward-looking statements made in connection with this report are necessarily qualified by these factors. We are not undertaking to update or revise publicly any forward-looking statements if we obtain new information or upon the occurrence of future events or otherwise.

Overview

PAR continues to be a leading provider of hospitality technology solutions that feature software, hardware and professional/lifecycle support services to several industries including: restaurants, hotels/resorts/spas, cruise lines, movie theatres, theme parks and specialty retailers. The Company also provides the Federal Government, and its agencies, applied technology and technical outsourcing services primarily with the Department of Defense.

The Company's hospitality technology products are used in a variety of applications by thousands of customers. The Company faces competition in all of its markets (restaurants, hotels, etc.) and competes primarily on the basis of product design/features/functions, product quality/reliability, price, customer service, and delivery capability. Recently, the trend in the hospitality industry has been to reduce the number of approved vendors in a specific concept to companies that have global capabilities in sales, service and deployment, can achieve quality and delivery standards, have multiple product offerings, R&D capability, and can be competitive with their pricing. PAR's global reach as a technology provider to hospitality customers is an important competitive advantage as it allows the Company to provide innovative solutions, with significant global deployment

capability, to its multinational customers like McDonald's, Yum! Brands, CKE Restaurants and the Mandarin Oriental Hotel Group. PAR's strategy is to provide totally integrated technology systems and services with a high level of customer service in the markets in which it competes. The Company conducts its research and development efforts to create innovative technology that meets and exceeds our customers' requirements and also has high probability for broader market appeal and success. PAR's business model focuses upon operating efficiencies and controlling costs. This is achieved through investment in modern production technologies, and by managing purchasing processes and functions.

The Company executes an internal investment strategy in three distinct areas of its Hospitality segment. First, the Company makes significant investments in its development of next generation software. Second, the Company concentrates on building a more robust, further reaching distribution channel. Third, as the Company's customers expand in international markets, PAR has been creating an international infrastructure, initially focusing on the Asia/Pacific rim due to the new restaurant growth and concentration of PAR's customers in that region.

Approximately 32% of the Company's revenues are generated in our Government Business segment. This segment is comprised of two subsidiaries: PAR Government Systems Corporation and Rome Research Corporation. Through these government contractors, the Company provides IT and communications support services to the U.S. Navy, Air Force and Army. PAR also offers its services to several non-military U.S. federal, state and local agencies by providing applied technology services including radar, image and signal processing, logistics management systems, and geospatial services and products. The Company's Government performance rating allows the Company to consistently win add-on and renewal business, and build long-term client-vendor relationships. PAR can provide its clients the technical expertise necessary to operate and maintain complex technology systems utilized by government agencies.

The Company will continue to leverage its core technical capabilities and performance into related technical areas and an expanding customer base. The Company will seek to accelerate this growth through strategic acquisitions of businesses that broaden the Company's technology and/or business base.

Summary

The Company believes it is and can continue to be successful in its two core business segments –Hospitality and Government– due to its capabilities and industry expertise. The majority of the Company's business is in the quick-serve restaurant sector of the hospitality market. In regards to the current economic landscape, PAR believes that this sector will remain strong during this period of uncertainty. This is a direct reflection of the value and convenience PAR's large quick-service customers can and do provide.

The smaller sectors of the Company's Hospitality segment are its hotel, resort and spa customers as well as its distribution channel which targets smaller independent restaurants. These sectors are being impacted by the current economic uncertainty and, as a result, are experiencing a smaller rate of growth than the Company's quick-service restaurant sector.

It has been the Company's experience that their Government I/T business is resistant to economic cycles including reductions in the Federal defense budgets. Clearly PAR's I/T outsourcing business focuses on cost-effective operations of technology and telecommunication facilities which must function independent of economic cycles. Additionally, it is the Company's experience that its Government research and development spending has only fluctuated modestly during times of military cutbacks.

Results of Operations — 2008 Compared to 2007

The Company reported revenues of $232.7 million for the year ended December 31, 2008, an increase of 11% from the $209.5 million reported for the year ended December 31, 2007. The Company's net income for the year ended December 31, 2008 was $2.2 million, or $.15 diluted net earnings per share, compared to a net loss of $2.7 million and $.19 diluted net loss per share for the same period in 2007.

Product revenues from the Company's Hospitality segment were $81.8 million for the year ended December 31, 2008, an increase of 6% from the $77.1 million recorded in 2007. This was primarily due to a $7.2 million increase in domestic product sales. The Company recorded increased revenues to several major accounts including Yum! Brands, Catalina, CKE and McDonald's. This increase was partially offset by a $2.5 million decline in international revenue. This decrease was primarily due to the timing of sales to McDonald's in certain regions.

Customer service revenues are also generated by the Company's Hospitality segment. The Company's service offerings include installation, software maintenance, training, twenty-four hour help desk support and various depot and on-site service options. Customer service revenues were $75.4 million for the year ended December 31, 2008, a 12% increase from $67.4 million reported for the same period in 2007. Approximately $3.3 million of this growth was related to a major service initiative with a large restaurant customer. Also contributing to the growth was an increase in professional service and software maintenance contracts.



Contract revenues from the Company's Government segment were $75.5 million for the year ended December 31, 2008, an increase of 16% when compared to the $65 million recorded in the same period in 2007. The primary factor contributing to the growth was a $7.4 million increase in revenue from the Company's information technology outsourcing contracts for facility operations at critical U.S. Department of Defense telecommunication sites across the globe. These outsourcing operations provided by the Company directly support U.S. Navy, Air Force and Army operations as they seek to convert their military information technology communications facilities into contractor-run operations and to meet new requirements with contractor support.

Product margins for the year ended December 31, 2008 were 39.5%, a decrease of 130 basis points from the 40.8% for the year ended December 31, 2007. This decline is primarily due to lower margins realized on a special initiative with a major restaurant customer involving third party peripheral devices. Also, contributing to the decrease was a shift in product mix, and a stronger dollar.

Customer Service margins were 27.9% for the year ended December 31, 2008 compared to 24.2% for the same period in 2007. This increase was primarily due to increases in professional services and software maintenance revenues, a special initiative with a major customer and costs reductions made during 2008.

Contract margins were 5.5% for the year ended December 31, 2008 versus 6.4% for the same period in 2007. The decrease was attributable to start up costs incurred in 2008 on a new Information Technology outsourcing contract with the Department of Defense. The most significant components of contract costs in 2008 and 2007 were labor and fringe benefits. For 2008, labor and fringe benefits were $53.7 million or 75% of contract costs compared to $48.4 million or 79% of contract costs for the same period in 2007.

Selling, general and administrative expenses are virtually all related to the Company's Hospitality segment. Selling, general and administrative expenses for the year ended December 31, 2008 were $36.8 million, a decrease of 2% from the $37.5 million expense for the same period in 2007. The decrease was primarily due to a decline in bad debt expense and certain cost reductions. This was partially offset by the Company's continued investment into expanding its distribution channels.

Research and development expenses relate primarily to the Company's Hospitality segment. Research and development expenses were $15.3 million for the year ended December 31, 2008, a decrease of 11% from the $17.2 million recorded in 2007. This decline was primarily attributable to cost reductions achieved in outsourcing through strategic relationships.

Amortization of identifiable intangible assets was $1.5 million for the year ended December 31, 2008 compared to $1.6 million for 2007. This decrease was due to certain intangible assets becoming fully amortized in 2008.

Other income, net, was $921,000 for the year ended December 31, 2008 compared to $1.2 million for the same period in 2007. Other income primarily includes rental income and foreign currency gains and losses. The decrease is primarily due to a decline in foreign currency gains in 2008 compared to 2007.

Interest expense represents interest charged on the Company's short-term borrowing requirements from banks and from long-term debt. Interest expense was $1.2 million for the year ended December 31, 2008 as compared to $1.1 million in 2007. The Company experienced higher average borrowings in 2008 when compared to 2007. The Company also recognized an increase in interest expense related to its interest rate swap agreement that was entered into in September 2007. This was partially offset by a lower borrowing interest rate in 2008 compared to 2007.

For the year ended December 31, 2008, the Company's effective income tax rate was 38%, compared to a benefit of 35.6% in 2007. The variance from the federal statutory rate in 2008 was primarily due to the state income taxes and various nondeductible expenses partially offset by the research and experimental tax credit. The variance from the federal statutory rate in 2007 was primarily due to the state income tax benefits resulting from the pretax loss and certain tax credits, offset by various nondeductible expenses which decreased the tax benefit.

Results of Operations — 2007 Compared to 2006

The Company reported revenues of $209.5 million for the year ended December 31, 2007, virtually unchanged from the $208.7 million reported for the year ended December 31, 2006. The Company's net loss for the year ended December 31, 2007 was $2.7 million, or $.19 diluted net loss per share, compared to net income of $5.7 million and $.39 diluted net income per share for the same period in 2006.

Product revenues from the Company's Hospitality segment were $77.1 million for the year ended December 31, 2007, a decrease of 7% from the $83.2 million recorded in 2006. This decrease was due to an $8.3 million decline in domestic product sales primarily due to a continued delay in hardware orders from a major customer pending the release of that customer's new third party software. The decline was also due to the Company's delay in replacing hardware and software business associated with last year's orders from two new customers. This drop in domestic

revenue was partially offset by a $2.2 million increase in international product sales. Approximately $900,000 of the international revenue increase was due to currency fluctuations. This increase was the result of growth in sales to the Company's restaurant customers in Asia and Canada and property management systems in Europe and Latin America.

Customer service revenues are also generated by the Company's Hospitality segment. The Company's service offerings include installation, software maintenance, training, twenty-four hour help desk support and various depot and on-site service options. Customer service revenues were $67.4 million for the year ended December 31, 2007, a 9% increase from $62 million reported for the same period in 2006. Approximately $3 million of this growth was related to the award of a new service contract with a major customer in October of 2006. Also contributing to the growth was an increase in software maintenance contracts. This was partially offset by a decline in installation revenue due to the lower product revenue.

Contract revenues from the Company's Government segment were $65 million for the year ended December 31, 2007, an increase of 2% when compared to the $63.5 million recorded in the same period in 2006. The primary factor contributing to the growth was a $1.9 million increase in revenue from the Company's information technology outsourcing contracts for facility operations at critical U.S. Department of Defense telecommunication sites across the globe. These outsourcing operations provided by the Company directly support U.S. Navy, Air Force and Army operations as they seek to convert their military information technology communications facilities into contractor-run operations and to meet new requirements with contractor support.

Product margins for the year ended December 31, 2007 were 40.8%, a decrease of 160 basis points from the 42.4% for the year ended December 31, 2006. This decline in margins was primarily attributable to a decrease in software revenue in 2007 when compared to 2006. The Company has not replaced the software revenue associated with two new customers in 2006.

Customer Service margins were 24.2% for the year ended December 31, 2007 compared to 25.2% for the same period in 2006. This decrease was primarily due to the obsolescence of service parts for a discontinued product line. The decline was also due to lower than planned installation revenue directly related to the decrease in product revenue. This adversely impacted the utilization of installation personnel.

Contract margins were 6.4% for the year ended December 31, 2007 versus 7.2% for the same period in 2006. The decrease was due, in part, to a favorable cost share adjustment on the Company's Logistics Management Program in 2006. The decrease was also attributable to start up costs incurred in 2007 on a new Information Technology outsourcing contract with the Navy. The most significant components of contract costs in 2007 and 2006 were labor and fringe benefits. For 2007, labor and fringe benefits were $48.4 million or 79% of contract costs compared to $45.9 million or 78% of contract costs for the same period in 2006.

Selling, general and administrative expenses are virtually all related to the Company's Hospitality segment. Selling, general and administrative expenses for the year ended December 31, 2007 were $37.5 million, an increase of 12% from the $33.4 million expense for the same period in 2006. This increase was due to growth in sales and marketing expenses associated with restaurant products as the Company is investing in its international infrastructure and in the expansion of its dealer channel. The increase was also due to a rise in bad debt expense due to an increase in write-offs related to various customers.

Research and development expenses relate primarily to the Company's Hospitality segment. Research and development expenses were $17.2 million for the year ended December 31, 2007, an increase of 45% from the $11.8 million recorded in 2006. This increase was primarily attributable to the Company's continued research and development in its next generation software products for its restaurant customers. The platform for this next generation of products was acquired from SIVA Corporation in the fourth quarter of 2006.

Amortization of identifiable intangible assets was $1.6 million for the year ended December 31, 2007 compared to $1.3 million for 2006. The increase is primarily due to amortization of intangible assets of SIVA Corporation which was acquired on November 2, 2006.

Other income, net, was $1.2 million for the year ended December 31, 2007 compared to $617,000 for the same period in 2006. Other income primarily includes rental income and foreign currency gains and losses. The increase is primarily due to an increase in foreign currency gains in 2007 compared to 2006.

Interest expense represents interest charged on the Company's short-term borrowing requirements from banks and from long-term debt. Interest expense was $1.1 million for the year ended December 31, 2007 as compared to $734,000 in 2006. The Company experienced a higher borrowing interest rate in 2007 when compared to 2006. The Company also recognized interest expense related to its interest rate swap agreement that was entered into in September 2007. This was partially offset by lower than average borrowings during 2007 versus 2006.



For the year ended December 31, 2007, the Company's effective income tax rate was a benefit of 35.6%, compared to a provision of 35.5% in 2006. The variance from the federal statutory rate in 2007 was primarily due to the state income tax benefits resulting from the pretax loss and certain tax credits, offset by various nondeductible expenses which decreased the tax benefit. The variance from the federal statutory rate in 2006 was primarily due to state income taxes, offset by benefits related to export sales as well as tax benefits related to domestic production activities.

Liquidity and Capital Resources

The Company's primary sources of liquidity have been cash flow from operations and lines of credit with various banks. Cash used in operations was $2.3 million for the year ended December 31, 2008 compared to cash provided by operations of $8.7 million for 2007. In 2008, cash was impacted primarily by the growth in accounts receivable and inventory. This was partially offset by an increase in customer deposits. In 2007, cash was generated through the timing of payments to vendors and the timing of customer payments on annual service contracts. This was partially offset by a growth in inventory.

Cash used in investing activities was $424,000 for the year ended December 31, 2008 versus $3.5 million for the same period in 2007. In 2008, capital expenditures were $1 million and were primarily for manufacturing and computer equipment. Capitalized software costs relating to software development of Hospitality segment products were $797,000 in 2008. In 2008, the Company also received $1.6 million from the voluntary conversion of a Company-owned life insurance policy. The amount paid as a contingent purchase price under prior years' acquisitions totaled $156,000 in 2008. In 2007, capital expenditures were $2 million and were principally for manufacturing and research and development equipment. Capitalized software costs relating to software development of Hospitality segment products were $1.2 million in 2007. The amount paid as a contingent purchase price under prior years' acquisitions totaled $278,000 in 2007.

Cash provided by financing activities was $6.1 million for the year ended December 31, 2008 versus cash used of $5.3 million in 2007. In 2008, the Company increased its short-term borrowings by $6.3 million and decreased its long-term debt by $773,000. The Company also benefited $529,000 from the exercise of employee stock options. In 2007, the Company reduced its short-term bank borrowings by $5.2 million and decreased its long-term debt by $244,000. The Company also benefited $203,000 from the exercise of employee stock options.

In June 2008, the Company executed a new credit agreement with a bank replacing its existing agreement. Under this agreement, the Company has a borrowing availability up to $20 million in the form of a line of credit. This agreement allows the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread (2.4% to 2.9% at December 31, 2008) or at the bank's prime lending rate plus the applicable interest rate spread (3.25% at December 31, 2008). This agreement expires in June 2011. At December 31, 2008, there was $8 million outstanding under this agreement. The weighted average interest rate paid by the Company was 4.9% during 2008. This agreement contains certain loan covenants including leverage and fixed charge coverage ratios. The Company is in compliance with these covenants at December 31, 2008. This credit facility is secured by certain assets of the Company.

In 2006, the Company borrowed $6 million under an unsecured term loan agreement, executed as an amendment to one of its then bank line of credit agreements, in connection with the asset acquisition of SIVA Corporation. The loan provides for interest only payments in the first year and escalating principal payments through 2012. The loan bears interest at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate plus the applicable interest rate spread (2.4% at December 31, 2008). The terms and conditions of the line of credit agreement described in the preceding paragraph also apply to the term loan.

In September 2007, the Company entered into an interest rate swap agreement associated with the above $6 million loan, with principal and interest payments due through August 2012. At December 31, 2008, the notional principal amount totaled $5,175,000. This instrument was utilized by the Company to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Company did not adopt hedge accounting under the provision of FASB Statement No 133, *Accounting for Derivative Instruments and Hedging Activities*, but rather records the fair market value adjustments through the consolidated statements of operations each period. The associated fair value adjustment within the consolidated statements of operations for the years ended December 31, 2008 and 2007, was $234,000 and $154,000, respectively, and is recorded as additional interest expense.

The Company has a $1,757,000 mortgage collateralized by certain real estate. The annual mortgage payment including interest totals $226,000. The mortgage bears interest at a fixed rate of 7% and matures in 2010. The Company also leases office space in several locations for varying terms.

The Company's future principal payments under its term loan, mortgage and office leases are as follows (in thousands):

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt obligations	$ 6,931	$ 1,079	$ 4,503	$ 1,349	$ —
Operating lease	$ 6,224	$ 2,158	$ 2,054	$ 902	$ 1,110
Total	$ 13,155	$ 3,237	$ 6,557	$ 2,251	$ 1,110

During fiscal year 2009, the Company anticipates that its capital requirements will be approximately $1 to 2 million. The Company does not usually enter into long term contracts with its major Hospitality segment customers. The Company commits to purchasing inventory from its suppliers based on a combination of internal forecasts and the actual orders from customers. This process, along with good relations with suppliers, minimizes the working capital investment required by the Company. Although the Company lists two major customers, McDonald's and Yum! Brands, it sells to hundreds of individual franchisees of these corporations, each of which is individually responsible for its own debts. These broadly made sales substantially reduce the impact on the Company's liquidity if one individual franchisee reduces the volume of its purchases from the Company in a given year. The Company, based on internal forecasts, believes its existing cash, line of credit facilities and its anticipated operating cash flow will be sufficient to meet its cash requirements through at least the next twelve months. However, the Company may be required, or could elect, to seek additional funding prior to that time. The Company's future capital requirements will depend on many factors including its rate of revenue growth, the timing and extent of spending to support product development efforts, expansion of sales and marketing, the timing of introductions of new products and enhancements to existing products, and market acceptance of its products. The Company cannot assure that additional equity or debt financing will be available on acceptable terms or at all. The Company's sources of liquidity beyond twelve months, in management's opinion, will be its cash balances on hand at that time, funds provided by operations, funds available through its lines of credit and the long-term credit facilities that it can arrange.

Critical Accounting Policies

The Company's consolidated financial statements are based on the application of U.S. generally accepted accounting principles (GAAP). GAAP requires the use of estimates, assumptions, judgments and subjective interpretations of accounting principles that have an impact on the assets, liabilities, revenue and expense amounts reported. The Company believes its use of estimates and underlying accounting assumptions adhere to GAAP and are consistently applied. Valuations based on estimates are reviewed for reasonableness and adequacy on a consistent basis throughout the Company. Primary areas where financial information of the Company is subject to the use of estimates, assumptions and the application of judgment include revenue recognition, accounts receivable, inventories, goodwill and intangible assets, and taxes.

Revenue Recognition Policy

The Company recognizes revenue generated by the Hospitality segment using the guidance from SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition" and the AICPA Statement of Position (SOP) 97-2, "Software Revenue Recognition." Product revenues consist of sales of the Company's standard point-of-sale and property management systems of the Hospitality segment.

Product revenues include both hardware and software sales. The Company also records service revenues relating to its standard point-of-sale and property management systems of the Hospitality segment.

Hardware

Revenue recognition on hardware sales occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SAB No. 104, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

Software

Revenue recognition on software sales generally occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SOP 97-2, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. For software sales where the Company is the sole party that has the proprietary knowledge to install the software, revenue is recognized upon installation and when the system is ready to go live.



Service

Service revenue consists of installation and training services, support maintenance, and field and depot repair. Installation and training service revenue are based upon standard hourly/daily rates and revenue is recognized as the services are performed. Support maintenance and field and depot repair are provided to customers either on a time and materials basis or under a maintenance contract. Services provided on a time and materials basis are recognized as the services are performed. Service revenues from maintenance contracts are recognized ratably over the underlying contract period.

The individual product and service offerings that are included in arrangements with our customers are identified and priced separately to the customer based upon the stand alone price for each individual product or service sold in the arrangement irrespective of the combination of products and services which are included in a particular arrangement. As such, the units of accounting are based on each individual product and service sold, and revenue is allocated to each element based on vendor specific objective evidence (VSOE) of fair value. VSOE of fair value for each individual product and service is based on separate individual prices of these products and services. The sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple element arrangement.

Contracts

The Company recognizes revenue in its Government segment using the guidance from SEC SAB No. 104, *Revenue Recognition.* The Company's contract revenues generated by the Government segment result primarily from contract services performed for the U.S. Government under a variety of cost-plus fixed fee, time-and-material, and fixed-price contracts. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fee. Revenue on time and material contracts is recognized by multiplying the number of direct labor hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred. Revenue from fixed-price contracts is recognized as labor hours are delivered which approximates the straight-line basis of the life of the contract. The Company's obligation under these contracts is to provide labor hours to conduct research or to staff facilities with no other deliverables or performance obligations. Anticipated losses on all contracts are recorded in full when identified. Unbilled accounts receivable are stated in the Company's consolidated financial statements at their estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and U.S. Government representatives.

Accounts Receivable-Allowance for Doubtful Accounts

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on receivable balances. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and appropriate reserves have been established, we cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past. Thus, if the financial condition of our customers were to deteriorate, our actual losses may exceed our estimates, and additional allowances would be required.

Inventories

The Company's inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. The Company uses certain estimates and judgments and considers several factors including product demand and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Capitalized Software Development Costs

The Company capitalizes certain costs related to the development of computer software used in its Hospitality segment under the requirements of Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing technological feasibility are capitalized and amortized over the estimated economic life when the product is available for general release to customers.

Goodwill

The Company tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. The Company operates in two core business segments, Hospitality and Government. Goodwill impairment testing is performed at the sub-segment level (referred to as a reporting unit). The three reporting units utilized by the Company are: Restaurant, Hotel/Spa, and Government. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. Once goodwill has been assigned to reporting units, it no longer retains its association with a particular acquisition, and all of the activities within a reporting unit, whether acquired or organically grown, are available to support the value of the goodwill.

Pursuant to FASB Statement No. 142, *Goodwill and Other Intangible Assets*, goodwill impairment analysis is a two-step test. The first step, used to identify potential impairment, involves comparing each reporting unit's fair value to its carrying value including goodwill. If the fair value of a reporting unit exceeds its carrying value, applicable goodwill is considered not to be impaired. If the carrying value exceeds fair value, there is an indication of impairment at which time a second step would be performed to measure the amount of impairment. The second step involves calculating an implied fair value of goodwill for each reporting unit for which the first step indicated impairment.

The Company utilizes three methodologies in performing their goodwill impairment test for each reporting unit. These methodologies include both an income approach, namely a discounted cash flow method, and two market approaches, namely the guideline public company method and quoted price method. The discounted cash flow method was weighted 80% in the fair value calculation, while the public company method and quoted price method were weighted each 10% of the fair value calculation.

The discounted cash flow method derives a value by determining the present value of a projected level of income stream, including a terminal value. This method involves the present value of a series of estimated future benefits at the valuation date by the application of a discount rate, one which a prudent investor would require before making an investment in the equity of the company. The Company considered this method to be most reflective of a market participant's view of fair value given the current market conditions as it is based on the Company's forecasted results and, therefore, established its weighting at 80% of the fair value calculation.

Key assumptions within the Company's discounted cash flow model include financial projections, long term growth rate ranging from 5% to 10% depending on the reporting unit, and a discount rate of 18%. As stated above, as this method derives value from the present value of a projected level of income stream, a modification to the projected operating results could impact the fair value. A change to the long term growth rate could impact the fair value. The present value of the cash flows is determined using a discount rate that was based on the capital structure and capital costs of comparable public companies as identified by the Company. A change to the discount rate could impact the fair value determination.

The market approach is a general way of determining a value indication of a business, business ownership interest, security or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities or intangible assets that have been sold. There are two methodologies considered under the market approach: the public company method and the quoted price method.

The public company method and quoted price method of appraisal are based on the premise that pricing multiples of publicly traded companies can be used as a tool to be applied in valuing closely held companies. The mechanics of the method require the use of the stock price in conjunction with other factors to create a pricing multiple that can be used, with certain adjustments, to apply against the subject's similar factor to determine an estimate of value for the subject company. The Company considered these methods appropriate as they provide an indication of fair value as supported by current market conditions. The Company established its weighting at 10% of the fair value calculation for each method.

The most critical assumption underlying the market approaches utilized by the Company are the comparable companies utilized. Each market approach described above estimates revenue and earnings multiples for the Company based on its comparables. As such, a change to the comparable companies could have an impact on the fair value determination.

The valuation methodologies used in the current year are substantially the same as those used in the prior year with the exception of the utilization of the quoted price method in fiscal 2008 and concurrent elimination of the merger and acquisition method, which was used in fiscal 2007. As part of the Company's determination of appropriate valuation methods to be used, the Company concluded that there was not sufficient data including current and relevant transactions to appropriately serve as a basis for utilizing the merger and acquisition method. However, the Company determined it prudent to continue to utilize a market approach as part of their valuation and therefore selected the quoted price method as the more appropriate method to replace the merger and acquisition method. The weightings applied to each method are unchanged from those utilized in fiscal year 2007 except that 10% of the fair value calculation was applied to the quoted price method in fiscal 2008 and no value was derived from the merger and acquisition method.



Although the Company's market capitalization was less than its book value at December 31, 2008, indicating a potential devaluation of the Company's assets, the Company has determined that no triggering event occurred as of December 31, 2008 after considering the following factors:

- Although in general the economy was experiencing a downturn, the primary markets in which the Company does business did not appear to be experiencing a downturn commensurate with the overall economy
- The Company's operating results have improved throughout 2008:
    - Actual operating performance of its major customers, as well as the business outlook that such customers were providing to their investors;
    - Current overall order volume was in excess of order volume over the same period of the previous fiscal quarter;
    - The Company has been involved in negotiations with new customers relative to potential hardware upgrades to a large number of their restaurants.

The Company has qualitatively reconciled the aggregate estimated fair value of the reporting units to the market capitalization of the consolidated Company including a traditional control premium.

The economic conditions in late 2008 and early 2009 and the volatility in the financial markets in late 2008 and early 2009, both in the U.S. and in many other countries where the Company operates, have contributed and may continue to contribute to higher unemployment levels, decreased consumer spending, reduced credit availability and/or declining business and consumer confidence. Such conditions could have an impact on the markets in which the Company's customers operate, which could result in a reduction of sales, operating income and cash flows. Reductions in these results or changes in the factors described in the preceding paragraph could have a material adverse impact on the underlying estimates used in deriving the fair value of the Company's reporting units used in support of its annual goodwill impairment test or could result in a triggering event requiring a fair value remeasurement. This remeasurement may result in an impairment charge in future periods.

Taxes

The Company has significant amounts of deferred tax assets that are reviewed for recoverability and valued accordingly. These assets are evaluated by using estimates of future taxable income and the impact of tax planning strategies. Valuations related to tax accruals and assets can be impacted by changes to tax codes, changes in statutory tax rates and the Company's estimates of its future taxable income levels.

New Accounting Pronouncements Not Yet Adopted

See Note 1 to the Consolidated Financial Statements included in, Part IV, Item 15 of this Report for details of New Accounting Pronouncements Not Yet Adopted.

Off-Balance Sheet Arrangements

The Company did not have any off-balance sheet arrangements.

Item 7A: Quantitative and Qualitative Disclosures About Market Risk

INFLATION

Inflation had little effect on revenues and related costs during 2008. Management anticipates that margins will be maintained at acceptable levels to minimize the affects of inflation, if any.

INTEREST RATES

As of December 31, 2008, the Company has $4.2 million in variable long-term debt and $9.8 million in variable short-term debt. The Company believes that an adverse change in interest rates of 100 basis points would not have a material impact on our business, financial condition, results of operations or cash flows.

FOREIGN CURRENCY

The Company's primary exposures relate to certain non-dollar denominated sales and operating expenses in Europe and Asia. These primary currencies are the Euro, the Australian dollar and the Singapore dollar. Management believes that foreign currency fluctuations should not have a significant impact on our business, financial conditions, and results of operations or cash flows due to the low volume of business affected by foreign currencies.

Item 8: Financial Statements and Supplementary Data

The Company's 2008 consolidated financial statements, together with the reports thereon of KPMG LLP dated March 16, 2009, are included elsewhere herein. See Item 15 for a list of Financial Statements.

Item 9A: Controls and Procedures

1. Evaluation of Disclosure Controls and Procedures.

Based on an evaluation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2008, the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"), conducted under the supervision of and with the participation of the Company's chief executive officer and chief financial officer, such officers have concluded that the Company's disclosure controls and procedures, which are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, are effective as of the Evaluation Date.

2. Management's Annual Report on Internal Control over Financial Reporting.

PAR's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control system has been designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of inherent limitations due to, for example, the potential for human error or circumvention of controls, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PAR's management, under the supervision of and with the participation of the Company's chief executive officer and chief financial officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) based on the framework in Internal Control – Integrated Framework. Based on its assessment, based on those criteria, management believes that as of December 31, 2008, the Company's internal control over financial reporting was effective.

3. Attestation Report of Independent Registered Public Accounting Firm.

The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by KPMG LLP, our independent registered public accounting firm. KPMG LLP's related report is included within Item 15 of this Form 10-K.

4. Changes in Internal Controls over Financial Reporting.

During the period covered by this Annual Report on Form 10-K, there were no changes in the Company's internal control over financial reporting (as defined in Rule 13 a-15(f)) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.



PART III

Item 10: Directors, Executive Officers and Corporate Governance

The information required by this item will appear under the caption "Directors, Executive Officers and Corporate Governance" in our 2009 definitive proxy statement for the annual meeting of stockholders in May 2009 and is incorporated herein by reference.

Item 11: Executive Compensation

The information required by this item will appear under the caption "Executive Compensation" in our 2009 definitive proxy statement for the annual meeting of stockholders in May 2009 and is incorporated herein by reference.

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will appear under the caption "Security Ownership of Management and Certain Beneficial Owners" in our 2009 definitive proxy statement for the annual meeting of stockholders in May 2009 and is incorporated herein by reference.

Item 13: Certain Relationships and Related Transactions, and Director Independence

The information required by this item will appear under the caption "Executive Compensation" in our 2009 definitive proxy statement for the annual meeting of stockholders in May 2009 and is incorporated herein by reference.

Item 14: Principal Accounting Fees and Services

The response to this item will appear under the caption "Principal Accounting Fees and Services" in our 2009 definitive proxy statement for the annual meeting of stockholders in May 2009 and is incorporated herein by reference.

PART IV

Item 15: Exhibits, Financial Statement Schedules

(a) Documents filed as a part of the Form 10-K

Financial Statements:	**Form 10-K Page**
Report of Independent Registered Public Accounting Firm	24
Consolidated Balance Sheets at December 31, 2008 and 2007	25
Consolidated Statements of Operations for the three years ended December 31, 2008	26
Consolidated Statements of Comprehensive Income (Loss) for the three years ended December 31, 2008	26
Consolidated Statements of Changes in Shareholders' Equity for the three years ended December 31, 2008	27
Consolidated Statements of Cash Flows for the three years ended December 31, 2008	28
Notes to Consolidated Financial Statements	30

(b) Exhibits

See list of exhibits on page 46.

SEC
Mail Processing
Section

APR 2 2 2009

Washington, DC
100



Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
PAR Technology Corporation:

We have audited the consolidated financial statements of PAR Technology Corporation as of December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008, as listed in the accompanying index. We also have audited PAR Technology Corporation's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). PAR Technology's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PAR Technology Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, PAR Technology Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Syracuse, New York
March 16, 2009

PAR TECHNOLOGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	December 31,	
	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 6,227	$ 4,431
Accounts receivable-net	53,582	43,608
Inventories-net	41,132	40,319
Income tax refunds	208	521
Deferred income taxes	5,301	5,630
Other current assets	3,588	3,370
Total current assets	110,038	97,879
Property, plant and equipment - net	6,879	7,669
Deferred income taxes	1,525	503
Goodwill	25,684	26,998
Intangible assets - net	8,251	9,899
Other assets	1,611	3,570
Total Assets	$ 153,988	$ 146,518
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 1,079	$ 772
Borrowings under lines of credit	8,800	2,500
Accounts payable	15,293	16,978
Accrued salaries and benefits	8,360	9,919
Accrued expenses	3,962	3,860
Customer deposits	6,157	3,898
Deferred service revenue	16,318	14,357
Total current liabilities	59,969	52,284
Long-term debt	5,852	6,932
Other long-term liabilities	1,910	2,315
Shareholders' Equity:		
Preferred stock, $.02 par value, 1,000,000 shares authorized	—	—
Common stock, $.02 par value, 29,000,000 shares authorized; 16,189,718 and 16,047,818 shares issued; 14,536,963 and 14,395,063 outstanding	324	321
Capital in excess of par value	40,173	39,252
Retained earnings	52,668	50,451
Accumulated other comprehensive income (loss)	(1,399)	472
Treasury stock, at cost, 1,652,755 shares	(5,509)	(5,509)
Total shareholders' equity	86,257	84,987
Total Liabilities and Shareholders' Equity	$ 153,988	$ 146,518

See accompanying notes to consolidated financial statements



PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year ended December 31,		
	2008	2007	2006
Net revenues:			
Product	$ 81,763	$ 77,116	$ 83,237
Service	75,430	67,370	61,979
Contract	75,494	64,998	63,451
	232,687	209,484	208,667
Costs of sales:			
Product	49,440	45,635	47,925
Service	54,421	51,078	46,338
Contract	71,376	60,863	58,895
	175,237	157,576	153,158
Gross margin	57,450	51,908	55,509
Operating expenses:			
Selling, general and administrative	36,790	37,517	33,440
Research and development	15,295	17,155	11,802
Amortization of identifiable intangible assets	1,535	1,572	1,283
	53,620	56,244	46,525
Operating income (loss)	3,830	(4,336)	8,984
Other income, net	921	1,227	617
Interest expense	(1,176)	(1,096)	(734)
Income (loss) before provision for income taxes	3,575	(4,205)	8,867
(Provision) benefit for income taxes	(1,358)	1,497	(3,146)
Net income (loss)	$ 2,217	$ (2,708)	$ 5,721
Earnings (loss) per share:			
Basic	$ .15	$ (.19)	$ .40
Diluted	$ .15	$ (.19)	$ .39
Weighted average shares outstanding			
Basic	14,421	14,345	14,193
Diluted	14,761	14,345	14,752

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Year ended December 31,		
	2008	2007	2006
Net income (loss)	$ 2,217	$ (2,708)	$ 5,721
Other comprehensive income (loss), net of tax:			
Foreign currency translation adjustments	(1,871)	961	122
Comprehensive income (loss)	$ 346	$ (1,747)	$ 5,843

See accompanying notes to consolidated financial statements

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Capital in excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balances at December 31, 2005	15,915	$ 318	$ 37,271	$ 47,442	$ (611)	(1,778)	$ (5,928)	$ 78,492
Net income				5,721				5,721
Issuance of common stock upon the exercise of stock options, net of tax benefit of $173	47	2	350					352
Issuance of treasury stock for business acquisition			647			125	419	1,066
Issuance of restricted stock awards	18							
Cash in lieu of fractional shares on stock split				(4)				(4)
Equity based compensation			334					334
Translation adjustments, net of tax benefit of $86					122			122
Balances at December 31, 2006	15,980	320	38,602	53,159	(489)	(1,653)	(5,509)	86,083
Net loss				(2,708)				(2,708)
Issuance of common stock upon the exercise of stock options	58	1	202					203
Issuance of restricted stock awards	10							
Equity based compensation			448					448
Translation adjustments, net of tax benefit of $564					961			961
Balances at December 31, 2007	16,048	321	39,252	50,451	472	(1,653)	(5,509)	84,987
Net income				2,217				2,217
Issuance of common stock upon the exercise of stock options	92	2	526					528
Issuance of restricted stock awards	50	1						1
Equity based compensation			395					395
Translation adjustments, net of tax benefit of $1,239					(1,871)			(1,871)
Balances at December 31, 2008	16,190	$ 324	$ 40,173	$ 52,668	$ (1,399)	(1,653)	$ (5,509)	$ 86,257

See accompanying notes to consolidated financial statements



PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ 2,217	$ (2,708)	$ 5,721
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,029	4,079	3,884
Provision for bad debts	1,052	3,034	849
Provision for obsolete inventory	2,625	3,001	1,922
Equity based compensation	395	448	334
Deferred income tax	546	(2,211)	916
Changes in operating assets and liabilities:			
Accounts receivable	(11,026)	149	(6,846)
Inventories	(3,438)	(7,372)	(8,308)
Income tax refunds	313	582	(224)
Other current assets	(218)	(633)	(139)
Other assets	388	(729)	(754)
Accounts payable	(1,685)	4,603	(496)
Accrued salaries and benefits	(1,559)	1,640	(1,446)
Accrued expenses	204	1,999	(491)
Customer deposits	2,259	242	(317)
Deferred service revenue	1,961	2,103	813
Other long-term liabilities	(405)	436	1,032
Net cash provided by (used in) operating activities	(2,342)	8,663	(3,550)
Cash flows from investing activities:			
Capital expenditures	(1,042)	(2,017)	(1,189)
Capitalization of software costs	(797)	(1,158)	(822)
Business acquisitions, net of cash acquired	—	—	(5,827)
Contingent purchase price paid on prior year acquisitions	(156)	(278)	—
Cash received from voluntary conversion of long-lived other assets	1,571	—	—
Net cash used in investing activities	(424)	(3,453)	(7,838)

(continued)

PAR TECHNOLOGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Year ended December 31,		
	2008	2007	2006
Cash flows from financing activities:			
Net borrowings (payments) under line-of-credit agreements	6,300	(5,213)	4,213
Proceeds from long-term debt	—	—	6,000
Payments of long-term debt	(773)	(244)	(76)
Proceeds from the exercise of stock options	488	203	179
Excess tax benefit of stock option exercises	41	—	173
Cash dividend in lieu of fractional shares on stock split	—	—	(4)
Net cash provided by (used in) financing activities	6,056	(5,254)	10,485
Effect of exchange rate changes on cash and cash equivalents	(1,494)	202	194
Net increase (decrease) in cash and cash equivalents	1,796	158	(709)
Cash and cash equivalents at beginning of period	4,431	4,273	4,982
Cash and cash equivalents at end of period	$ 6,227	$ 4,431	$ 4,273
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 873	$ 963	$ 687
Income taxes, net of refunds	508	104	2,237

See accompanying notes to consolidated financial statements



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Summary of Significant Accounting Policies

Basis of consolidation

The consolidated financial statements include the accounts of PAR Technology Corporation and its subsidiaries (ParTech, Inc., PAR Springer-Miller Systems, Inc., PixelPoint ULC, Par-Siva Corporation, PAR Government Systems Corporation, Rome Research Corporation, and Ausable Solutions, Inc.), collectively referred to as the "Company." All significant intercompany transactions have been eliminated in consolidation.

Revenue recognition

The Company recognizes revenue generated by the Hospitality segment using the guidance from SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition" and the AICPA Statement of Position (SOP) 97-2, "Software Revenue Recognition". Product revenues consist of sales of the Company's standard point-of-sale and property management systems of the Hospitality segment. Product revenues include both hardware and software sales. The Company also records service revenues relating to its standard point-of-sale and property management systems of the Hospitality segment.

Hardware

Revenue recognition on hardware sales occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SAB No. 104, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

Software

Revenue recognition on software sales generally occurs upon delivery to the customer site (or when shipped for systems that are not installed by the Company) as under SOP 97-2, persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectibility is reasonably assured. For software sales where the Company is the sole party that has the proprietary knowledge to install the software, revenue is recognized upon installation and when the system is ready to go live.

Service

Service revenue consists of installation and training services, support maintenance, and field and depot repair. Installation and training service revenue are based upon standard hourly/daily rates and revenue is recognized as the services are performed. Support maintenance and field and depot repair are provided to customers either on a time and material basis or under a maintenance contract. Services provided on a time and material basis are recognized as the services are performed. Service revenues from maintenance contracts are recognized ratably over the underlying contract period.

The individual product and service offerings that are included in arrangements with our customers are identified and priced separately to the customer based upon the stand alone price for each individual product or service sold in the arrangement irrespective of the combination of products and services which are included in a particular arrangement. As such, the units of accounting are based on each individual product and service sold, and revenue is allocated to each element based on vendor specific objective evidence (VSOE) of fair value. VSOE of fair value for each individual product and service is based on separate individual prices of these products and services. The sales price used to establish fair value is the sales price of the element when it is sold individually in a separate arrangement and not as a separate element in a multiple element arrangement.

Contracts

The Company recognizes revenue in its Government segment using the guidance from SEC Staff Accounting Bulletin No. 104, *Revenue Recognition*. The Company's contract revenues generated by the Government segment result primarily from contract services performed for the U.S. Government under a variety of cost-plus fixed fee, time and material, and fixed-price contracts. Revenue on cost-plus fixed fee contracts is recognized based on allowable costs for labor hours delivered, as well as other allowable costs plus the applicable fee. Revenue on time and material contracts is recognized by multiplying the number of direct labor hours delivered in the performance of the contract by the contract billing rates and adding other direct costs as incurred. Revenue for fixed-price contracts is recognized as labor hours are delivered which approximates the straight-line basis of the life of the contract. The Company's obligation under these contracts is to provide labor hours to conduct research or to staff facilities with no other deliverables or performance obligations. Anticipated losses on all contracts

are recorded in full when identified. Unbilled accounts receivable are stated in the Company's consolidated financial statements at their estimated realizable value. Contract costs, including indirect expenses, are subject to audit and adjustment through negotiations between the Company and U.S. Government representatives.

Statement of cash flows

For purposes of reporting cash flows, the Company considers all highly liquid investments, purchased with a remaining maturity of three months or less, to be cash equivalents.

Accounts receivable – Allowance for doubtful accounts

Allowances for doubtful accounts are based on estimates of probable losses related to accounts receivable balances. The establishment of allowances requires the use of judgment and assumptions regarding probable losses on receivable balances.

Inventories

The Company's inventories are valued at the lower of cost or market, with cost determined using the first-in, first-out (FIFO) method. The Company uses certain estimates and judgments and considers several factors including product demand and changes in technology to provide for excess and obsolescence reserves to properly value inventory.

Property, plant and equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to twenty-five years. Expenditures for maintenance and repairs are expensed as incurred.

Other assets

Other assets consist of cash surrender value of life insurance related to the Company's Deferred Compensation Plan.

Income taxes

The provision for income taxes is based upon pretax earnings with deferred income taxes provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The Company records a valuation allowance when necessary to reduce deferred tax assets to their net realizable amounts. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Other long-term liabilities

Other long-term liabilities represent amounts owed to certain employees who are participants in the Company's Deferred Compensation Plan.

Foreign currency

The assets and liabilities for the Company's international operations are translated into U.S. dollars using year-end exchange rates. Income statement items are translated at average exchange rates prevailing during the year. The resulting translation adjustments are recorded as a separate component of shareholders' equity under the heading Accumulated Other Comprehensive Loss. Exchange gains and losses on intercompany balances of a long-term investment nature are also recorded as a translation adjustment and are included in Accumulated Other Comprehensive Income (Loss). Foreign currency transaction gains and losses are recorded in other income in the accompanying statements of operations.

Other income

The components of other income for the three years ending December 31 are as follows:

	Year ended December 31, (in thousands)		
	2008	2007	2006
Foreign currency gains	$ 314	$ 605	$ 76
Rental income-net	410	444	320
Other	197	178	221
	$ 921	$ 1,227	$ 617



Identifiable intangible assets

The Company capitalizes certain costs related to the development of computer software used in its Hospitality segment under the requirements of Statement of Financial Accounting Standards (SFAS) No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Software development costs incurred prior to establishing technological feasibility are charged to operations and included in research and development costs. Software development costs incurred after establishing feasibility are capitalized and amortized on a product-by-product basis when the product is available for general release to customers. Annual amortization, charged to cost of sales, is computed using the straight-line method over the remaining estimated economic life of the product, generally three years. Amortization of capitalized software costs amounted to $662,000, $624,000 and $680,000 in 2008, 2007, and 2006, respectively.

The Company acquired identifiable intangible assets in connection with its acquisitions in prior years. Amortization of identifiable intangible assets amounted to $1,535,000 in 2008, $1,572,000 in 2007 and $1,283,000 in 2006. See Note 2 for additional details.

The components of identifiable intangible assets are:

	Year ended December 31, (in thousands)	
	2008	2007
Software costs	$ 6,843	$ 7,475
Customer relationships	4,401	4,506
Trademarks (non-amortizable)	2,677	2,758
Other	577	613
	14,498	15,352
Less accumulated amortization	(6,247)	(5,453)
	$ 8,251	$ 9,899

The future amortization of these intangible assets is as follows (in thousands):

2009	$ 2,158
2010	1,571
2011	1,153
2012	684
2013	8
	$ 5,574

The Company has elected to test for impairment of identifiable intangible assets during the fourth quarter of its fiscal year. There was no impairment of identifiable intangible assets in 2008, 2007 and 2006.

Stock split

On November 14, 2005, the Company's Board of Directors declared a 3 for 2 stock split in the form of a stock dividend that was distributed on January 6, 2006 to shareholders of record on December 12, 2005. All share and per share data in these consolidated financial statements and footnotes have been retroactively restated as if the stock split had occurred as of the earliest period presented.

Stock-based compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R *Share-Based Payment* (SFAS 123R) on a modified prospective basis. This standard requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards. Total compensation expense included in operating expenses for 2008, 2007 and 2006 was $395,000, $448,000 and $334,000, respectively. Prior to adopting SFAS 123R on January 1, 2006, the Company's equity based employee compensation awards were accounted for under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations.

Earnings per share

Earnings per share are calculated in accordance with Statement of Financial Accounting Standards No. 128 *Earnings per Share*, which specifies the computation, presentation, and disclosure requirements for earnings per share (EPS). It requires the presentation of basic and diluted EPS. Basic EPS excludes all dilution and is based upon the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.

The following is a reconciliation of the weighted average shares outstanding for the basic and diluted EPS computations (in thousands, except share and per share data):

	2008	2007	2006
Net income (loss)	$ 2,217	$ (2,708)	$ 5,721
Basic:			
Shares outstanding at beginning of year	14,372	14,310	14,137
Weighted shares issued during the year	49	35	56
Weighted average common shares, basic	14,421	14,345	14,193
Earnings (loss) per common share, basic	$ .15	$ (.19)	$ .40
Diluted:			
Weighted average common shares, basic	14,421	14,345	14,193
Weighted average shares issued during the year	65	—	—
Dilutive impact of stock options and restricted stock awards	275	—	559
Weighted average common shares, diluted	14,761	14,345	14,752
Earnings (loss) per common share, diluted	$ .15	$ (.19)	$ .39

At December 31, 2008, there were 442,000 anti-dilutive stock options outstanding. For the year ended December 31, 2007, 436,000 of incremental shares from the assumed exercise of stock options and 22,749 restricted stock awards are not included in the computation of diluted earnings per share because of the anti-dilutive effect on earnings per share. At December 31, 2006, there were 70,500 anti-dilutive stock options outstanding.

Goodwill

Goodwill held by the Company represents the excess purchase price over the fair value of assets acquired. The Company accounts for its goodwill in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and does not amortize its goodwill. The Company reviews its goodwill for impairment at least annually, or whenever events or changes in circumstances would indicate possible impairment in accordance with SFAS No. 142. The Company operates in two core business segments, Hospitality and Government. Goodwill impairment testing is performed at the sub-segment level (referred to as a reporting unit).The three reporting units utilized by the Company are: Restaurant, Hotel/Spa, and Government. Goodwill is assigned to reporting units at the date the goodwill is initially recorded. The amount outstanding for goodwill was $25.7 million, $27.0 million and $25.7 million at December 31, 2008, 2007 and 2006, respectively. The Company performs its annual impairment test of goodwill as of October 1 and performed the annual test as of October 1, 2008, 2007, and 2006 and concluded that no impairment existed at any of the aforementioned dates.

The following table reflects the changes in goodwill during the year (in thousands):

	Year ended December 31,		
	2008	2007	2006
Balance at beginning of year	$ 26,998	$ 25,734	$ 20,622
Acquisition of businesses during the year	—	—	4,843
Purchase accounting adjustment related to prior year acquisition	—	27	(15)
Contingent purchase price earned on prior year acquisitions	54	156	278
Change in foreign exchange rates during the period	(1,368)	1,081	6
Balance at end of year	$ 25,684	$ 26,998	$ 25,734



Accounting for impairment or disposal of long-lived assets

In accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we evaluate the accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. SFAS 144 requires recognition of impairment of long-lived assets or asset groups if the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets. If the carrying value of a long-lived asset or asset group is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset or asset group for assets to be held and used, or the amount by which the carrying value exceeds the fair market value less cost to dispose for assets to be disposed. No impairment was identified during 2008, 2007 or 2006.

Reclassifications

Amounts in prior years' consolidated financial statements are reclassified whenever necessary to conform with the current year's presentation.

Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include: the carrying amount of property, plant and equipment, identifiable intangible assets and goodwill, valuation allowances for receivables, inventories and deferred income tax assets. Actual results could differ from those estimates.

The economic conditions in late 2008 and early 2009 and the volatility in the financial markets in late 2008 and early 2009, both in the U.S. and in many other countries where the Company operates, have contributed and may continue to contribute to higher unemployment levels, decreased consumer spending, reduced credit availability and/or declining business and consumer confidence. Such conditions could have an impact on the markets in which the Company's customers operate, which could result in a reduction of sales, operating income and cash flows and could have a material adverse impact on the Company's significant estimates discussed above, specifically the fair value of the Company's reporting units used in support of its annual goodwill impairment test.

New accounting pronouncements not yet adopted

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157" which permits a one-year deferral for the implementation of SFAS 157 with regard to non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). We elected to defer adoption of SFAS 157 for such non-financial assets and liabilities, which, for the Company, primarily includes long-lived assets, goodwill and intangibles for which fair value would be determined as part of related impairment tests, and we do not currently anticipate that full adoption in 2009 will materially impact the Company's results of operations or financial condition.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R, which is broader in scope than SFAS 141, applies to all transactions or other events in which an entity obtains control of one or more businesses, and requires that the acquisition method be used for such transactions or events. SFAS 141R, with limited exceptions, will require an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This will result in acquisition related costs and anticipated restructuring costs related to the acquisition being recognized separately from the business combination. SFAS 141R is effective as of the beginning of an entity's first fiscal year beginning after December 15, 2008 (the Company's 2009 fiscal year). The impact of SFAS 141R on the Company will be dependent upon the extent to which we have transactions or events occur that are within its scope.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," and will change the accounting and reporting for noncontrolling interests, which are the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS 160 is effective for fiscal years and interim periods beginning on or after December 15, 2008 (the Company's 2009 fiscal year) and requires retroactive adoption of its presentation and disclosure requirements. We do not anticipate that the adoption of SFAS 160 will materially impact the Company.

Note 2 — Business Acquisitions

On November 2, 2006, PAR Technology Corporation (the "Company") and its wholly owned subsidiary, Par-Siva Corporation (f/k/a PAR Vision Systems Corporation) (the "Subsidiary") acquired substantially all of the assets and assumed certain liabilities of SIVA Corporation ("SIVA"). The

purchase price of the assets was approximately $6.9 million including estimated acquisition costs of approximately $204,000. The purchase price consisted of $1.1 million worth of PAR common stock (125,549 shares of PAR Technology Corporation common stock issued out of treasury) and the remainder in cash. The agreement provides for additional contingent purchase price payments based on certain sales based milestones and other conditions. In 2008 and 2007, there was no contingent payment earned. SIVA, based in Delray Beach, Florida, is a developer of software solutions for multi-unit restaurant operations. In 2008, the Company paid $156,000 in contingent purchase price payments pertaining to acquisitions made by the Company prior to 2006.

The purchase price of this acquisition was allocated based on the fair value of the tangible and identifiable intangible assets acquired and liabilities assumed by the Company as of the closing date of the acquisition. Management was responsible for determining the fair value of the assets acquired and liabilities assumed using certain assumptions and assessments including the income approach. Identifiable intangible assets recorded in the acquisitions are tested for impairment in accordance with the provisions of SFAS 142. The following table presents the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

(in thousands)	SIVA
Other current assets	$ 13
Property, plant and equipment	223
Intangible assets	1,924
Goodwill	4,843
Total assets acquired	$ 7,003
Deferred revenues and customer deposits	110
Total liabilities assumed	110
Purchase price, including acquisition related costs	$ 6,893

The identifiable intangible assets acquired and their estimated useful lives are as follows:

(in thousands)	SIVA	Useful Life
Software costs	$ 1,025	5 Years
Customer relationships	649	5 Years
Trademarks	250	Indefinite
	$ 1,924	

On an unaudited proforma basis, assuming the acquisition had occurred as of the beginning of the periods presented, the consolidated results of the Company would have been as follows (in thousands, except per share amounts):

	Year ended December 31, 2006
Revenues	$ 209,723
Net income	$ 2,743
Earnings per share:	
Basic	$ .19
Diluted	$ .18

The unaudited proforma financial information presented above gives effect to purchase accounting adjustments which have resulted or are expected to result from the acquisition. This proforma information is not necessarily indicative of the results that would actually have been obtained had the companies been combined for the periods presented.



Note 3 — Accounts Receivable

The Company's net accounts receivable consist of:

	December 31, (in thousands) 2008	2007
Government segment:		
Billed	$ 13,260	$ 13,153
Advanced billings	(2,096)	(2,687)
	11,164	10,466
Hospitality segment:		
Accounts receivable—net	42,418	33,142
	$ 53,582	$ 43,608

At December 31, 2008, 2007 and 2006, the Company had recorded allowances for doubtful accounts of $2,306,000, $2,447,000 and $1,850,000, respectively, against Hospitality segment accounts receivable. Write-offs of accounts receivable during fiscal years 2008, 2007 and 2006 were $1,193,000, $2,437,000 and $747,000, respectively. The provision for doubtful accounts recorded in the consolidated statements of operations was $1,052,000, $3,034,000 and $849,000 in 2008, 2007 and 2006, respectively.

Note 4 — Inventories

Inventories are used primarily in the manufacture, maintenance, and service of the Hospitality segment systems. Inventories are net of related reserves. The components of inventories-net are:

	December 31, (in thousands) 2008	2007
Finished goods	$ 7,761	$ 9,965
Work in process	1,425	1,722
Component parts	13,661	10,408
Service parts	18,285	18,224
	$ 41,132	$ 40,319

The Company records reserves for shrinkage and excess and obsolete inventory. At December 31, 2008, 2007 and 2006, these amounts were $3,267,000, $3,951,000 and $3,658,000, respectively. Write-offs of inventories during fiscal years 2008, 2007 and 2006 were $3,309,000, $2,708,000 and $2,453,000, respectively. The provision for shrinkage and excess and obsolete inventory recorded in the consolidated statements of operations was $2,625,000, $3,001,000 and $1,922,000, in 2008, 2007 and 2006, respectively.

Note 5 — Property, Plant and Equipment

The components of property, plant and equipment are:

	December 31, (in thousands) 2008	2007
Land	$ 253	$ 253
Buildings and improvements	5,857	5,895
Rental property	5,490	5,490
Furniture and equipment	20,787	20,215
	32,387	31,853
Less accumulated depreciation and amortization	(25,508)	(24,184)
	$ 6,879	$ 7,669

The estimated useful lives of buildings and improvements and rental property are twenty to twenty-five years. The estimated useful lives of furniture and equipment range from three to eight years. Depreciation expense recorded was $1,832,000, $1,882,000 and $1,921,000 for 2008, 2007 and 2006, respectively.

The Company leases a portion of its headquarters facility to various tenants. Rent received from these leases totaled $1,051,000, $1,132,000 and $1,129,000 for 2008, 2007 and 2006, respectively. Future minimum rent payments due to the Company under these lease arrangements are as follows (in thousands):

2009	$ 406
2010	289
2011	228
2012	46
2013	46
Thereafter	4
	$ 1,019

The Company leases office space under various operating leases. Rental expense on these operating leases was approximately $2,778,000, $2,706,000 and $2,559,000 for 2008, 2007, and 2006, respectively. Future minimum lease payments under all noncancelable operating leases are (in thousands):

2009	$ 2,158
2010	1,208
2011	846
2012	528
2013	374
Thereafter	1,110
	$ 6,224

Note 6 — Debt

At December 31, 2007 and through June 2008, the Company had an aggregate availability of $20,000,000 in unsecured bank lines of credit. One line totaling $12,500,000 bore interest at the bank borrowing rate (6.75% at December 31, 2007). The second line of $7,500,000 allowed the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate (6.85% at December 31, 2007). At December 31, 2007, there was $2,500,000 outstanding under these lines. The weighted average interest rate paid by the Company during 2007 was 6.6%.

In June 2008, the Company executed a new credit agreement with a bank replacing its existing agreement. Under this agreement, the Company has a borrowing availability up to $20,000,000 in the form of a line of credit. This agreement allows the Company, at its option, to borrow funds at the LIBOR rate plus the applicable interest rate spread (2.4% to 2.9% at December 31, 2008) or at the bank's prime lending rate plus the applicable interest rate spread (3.25% at December 31, 2008). This agreement expires in June 2011. At December 31, 2008, there was $8,800,000 outstanding under this agreement. The weighted average interest rate paid by the Company was 4.9% during 2008. This agreement contains certain loan covenants including leverage and fixed charge coverage ratios. The Company is in compliance with these covenants at December 31, 2008. This credit facility is secured by certain assets of the Company.

In 2006, the Company borrowed $6,000,000 under an unsecured term loan agreement, executed as an amendment to one of its then bank line of credit agreements, in connection with the asset acquisition of SIVA Corporation. The loan provides for interest only payments in the first year and escalating principal payments through 2012. The loan bears interest at the LIBOR rate plus the applicable interest rate spread or at the bank's prime lending rate plus the applicable interest rate spread (2.4% at December 31, 2008). The terms and conditions of the line of credit agreement described in the preceding paragraph also apply to the term loan.



In September 2007, the Company entered into an interest rate swap agreement associated with the above $6,000,000 loan, with principal and interest payments due through August 2012. At December 31, 2008, the notional principal amount totaled $5,175,000. This instrument was utilized by the Company to minimize significant unplanned fluctuations in earnings and cash flows caused by interest rate volatility. The Company did not adopt hedge accounting under the provision of FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, but rather records the fair market value adjustments through the consolidated statements of operations each period. The associated fair value adjustment included within the consolidated statements of operations for the years ended December 31, 2008 and 2007 was $234,000 and $154,000, respectively, and is recorded as additional interest expense.

The Company has a $1,757,000 mortgage collateralized by certain real estate. The annual mortgage payment including interest totals $226,000. The mortgage bears interest at a fixed rate of 7% and matures in 2010.

The Company's future principal payments under its term loan and mortgage are as follows (in thousands):

2009	$ 1,079
2010	2,928
2011	1,575
2012	1,349
	$ 6,931

Note 7 — Stock Based Compensation

Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R *Share-Based Payment* (SFAS 123R) on a modified prospective basis. This standard requires the Company to measure the cost of employee services received in exchange for equity awards based on the grant date fair value of the awards. The cost is recognized as compensation expense over the vesting period of the awards. Total stock-based compensation expense included in selling, general and administrative expense in 2008, 2007, and 2006 was $395,000, $448,000, and $334,000, respectively. This amount includes $115,000, $78,000, and $20,000 in 2008, 2007, and 2006, respectively, relating to restricted stock awards. No compensation expense has been capitalized during fiscal years 2008, 2007 and 2006.

In 2005, the Company's 1995 Stock Option plan expired. The 2005 Equity Incentive Plan was approved by the shareholders at the Company's 2006 Annual Meeting. The Company has reserved 1,000,000 shares under its 2005 Equity Incentive Plan. Stock options under this Plan may be incentive stock options or nonqualified stock options. The Plan also provides for restricted stock awards. Stock options are nontransferable other than upon death. Option grants generally vest over a one to five year period after the grant and typically expire ten years after the date of the grant.

Information with respect to this plan is as follows:

	No. of Shares (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2007	1,083	$ 4.75	$ 3,206
Options Granted	31	6.94	
Exercised	(92)	5.29	
Forfeited and cancelled	(42)	7.83	
Outstanding at December 31, 2008	980	$ 4.63	$ 897
Vested and expected to vest at December 31, 2008	968	$ 4.58	$ 939
Total shares exercisable as of December 31, 2008	817	$ 3.78	$ 1,446
Shares remaining available for grant	740		

The weighted average grant date fair value of options granted during the years 2008, 2007 and 2006 was $3.90, $4.39 and $3.69, respectively. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $234,000, $289,000 and $670,000,

respectively. The fair value of options at the date of the grant was estimated using the Black-Scholes model with the following assumptions for the respective period ending December 31:

	2008	2007	2006
Expected option life	6.2 Years	4.5 Years	4.5 Years
Weighted average risk-free interest rate	3.4%	4.7%	4.6%
Weighted average expected volatility	46%	48%	50%
Expected dividend yield	0%	0%	0%

For the years ended December 31, 2008, 2007 and 2006, the expected option life was based on the Company's historical experience with similar type options. Expected volatility is based on historical volatility levels of the Company's common stock over the preceding period of time consistent with the expected life. The risk-free interest rate is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

Stock options outstanding at December 31, 2008 are summarized as follows:

Range of Exercise Prices	Number Outstanding (in thousands)	Weighted Average Remaining Life	Weighted Average Exercise Price
$ 1.25 - $ 3.17	519	1.9 Years	$ 2.20
$ 3.22 - $ 8.18	254	5.4 Years	$ 5.59
$ 8.47 - $11.40	207	7.5 Years	$ 9.58
$ 1.25 - $11.40	980	4.0 Years	$ 4.63

At December 31, 2008 the aggregate unrecognized compensation cost of unvested options, as determined using a Black-Scholes option valuation model, was $623,000 (net of estimated forfeitures) which is expected to be recognized as compensation expense in fiscal years 2008 through 2013.

Current year activity with respect to the Company's nonvested stock options is as follows:

Nonvested shares (in thousands)	Shares	Weighted Average grant-date fair value
Balance at January 1, 2008	246	$ 3.97
Granted	31	3.89
Vested	(72)	3.99
Forfeited and cancelled	(42)	3.57
Balance at December 31, 2008	163	$ 3.95

During 2008, 2007 and 2006, the Company issued 50,000, 9,600 and 17,800 restricted stock awards, respectively, at a per share price of $.02. These awards vest over various periods ranging from 6 to 60 months.



Note 8 — Income Taxes

The provision (benefit) for income taxes consists of:

	Year ended December 31, (in thousands)		
	2008	2007	2006
Current income tax:			
Federal	$ 49	$ 206	$ 1,565
State	379	86	346
Foreign	384	422	319
	812	714	2,230
Deferred income tax:			
Federal	487	(1,872)	802
State	59	(339)	114
	546	(2,211)	916
Provision (benefit) for income taxes	$ 1,358	$ (1,497)	$ 3,146

Deferred tax liabilities (assets) are comprised of the following at:

	December 31, (in thousands)	
	2008	2007
Software development expense	$ 836	$ 778
Intangible assets	1,241	864
Foreign currency	—	277
Gross deferred tax liabilities	2,077	1,919
Allowances for bad debts and inventory	(3,523)	(3,738)
Capitalized inventory costs	(108)	(115)
Employee benefit accruals	(1,313)	(1,566)
Federal net operating loss carryforward	(130)	(672)
State net operating loss carryforward	(333)	(405)
Tax credit carryforwards	(2,378)	(1,345)
Foreign currency	(962)	—
Other	(156)	(211)
Gross deferred tax assets	(8,903)	(8,052)
Net deferred tax asset	$ (6,826)	$ (6,133)

The Company has Federal tax credit carryforwards of $1,597,000 that expire in various tax years from 2013 to 2018. The Company has a Federal operating loss carryforward of $382,000 that expires in 2027. Of the operating loss carryforward, $241,000 will result in a benefit within additional paid in capital when realized. The Company also has state tax credit carryforwards of $195,000 and state net operating loss carryforwards of $8,474,000 which expire in various tax years through 2027. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the historical level of taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the benefit of the deferred tax assets. Accordingly, no deferred tax valuation allowance was recorded at December 31, 2008 and 2007.

The Company has adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN48) effective January 1, 2007. The Company's adoption of FIN 48 on January 1, 2007, did not have a material impact on the Company's consolidated financial position, results of operations or cash flows. The Company is no longer subject to United States federal income tax examinations for years before 2002.

The provision (benefit) for income taxes differed from the provision computed by applying the Federal statutory rate to income before taxes due to the following:

	Year ended December 31,		
	2008	2007	2006
Federal statutory tax rate	35.0%	(35.0)%	35.0%
State taxes	5.3	(6.6)	3.9
Extraterritorial income exclusion	—	—	(2.4)
Non deductible expenses	9.3	6.8	1.9
Tax credits	(10.9)	(3.6)	(1.0)
Foreign income taxes	0.5	1.7	—
Other	(1.2)	1.1	(1.9)
	38.0%	(35.6)%	35.5%

Note 9 — Employee Benefit Plans

The Company has a deferred profit-sharing retirement plan that covers substantially all employees. The Company's annual contribution to the plan is discretionary. The Company contributed $200,000, $800,000, and $880,000 to the plan in 2008, 2007, and 2006, respectively. The plan also contains a 401(k) provision that allows employees to contribute a percentage of their salary up to the statutory limitation. These contributions are matched at the rate of 10% by the Company. The Company's matching contributions under the 401(k) component were $408,000, $396,000 and $348,000 in 2008, 2007, and 2006, respectively.

The Company also maintains an incentive-compensation plan. Participants in the plan are key employees as determined by the Board of Directors and executive management. Compensation under the plan is based on the achievement of predetermined financial performance goals of the Company and its subsidiaries. Awards under the plan are payable in cash. Awards under the plan totaled $461,000, $632,000, and $707,000 in 2008, 2007, and 2006, respectively.

The Company also sponsors a Deferred Compensation Plan for a select group of highly compensated employees that includes the Executive Officers. The Deferred Compensation Plan was adopted effective March 4, 2004. Participants may make elective deferrals of their salary to the plan in excess of tax code limitations that apply to the Company's qualified plan. The Company invests the participants deferred amounts to fund these obligations. The Company also has the sole discretion to make employer contributions to the plan on the behalf of the participants, though it did not make any employer contributions in 2008, 2007, and 2006.

Note 10 — Contingencies

The Company is subject to legal proceedings, which arise in the ordinary course of business. Additionally, U.S. Government contract costs are subject to periodic audit and adjustment. In the opinion of management, the ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or cash flows of the Company.

Note 11 — Segment and Related Information

The Company's reportable segments are strategic business units that have separate management teams and infrastructures that offer different products and services.

The Company has two reportable segments, Hospitality and Government. The Hospitality segment offers integrated solutions to the hospitality industry. These offerings include industry leading hardware and software applications utilized at the point-of-sale, back of store and corporate office. This segment also offers customer support including field service, installation, twenty-four hour telephone support and depot repair. The Government segment provides technical expertise in the development of advanced technology prototype systems primarily for the U.S. Department of Defense and other U.S. Governmental agencies. It provides services for operating and maintaining certain U.S. Government-



owned communication and test sites, and for planning, executing and evaluating experiments involving new or advanced radar systems. It is also involved in developing technology to track mobile chassis. Intersegment sales and transfers are not significant.

Information as to the Company's segments is set forth below:

	Year ended December 31, (in thousands)		
	2008	2007	2006
Revenues:			
Hospitality	$ 157,193	$ 144,486	$ 145,216
Government	75,494	64,998	63,451
Total	$ 232,687	$ 209,484	$ 208,667
Operating income (loss):			
Hospitality	$ 819	$ (7,701)	$ 5,051
Government	3,314	3,814	4,267
Other	(303)	(449)	(334)
	3,830	(4,336)	8,984
Other income, net	921	1,227	617
Interest expense	(1,176)	(1,096)	(734)
Income (loss) before provision for income taxes	$ 3,575	$ (4,205)	$ 8,867
Identifiable assets:			
Hospitality	$ 127,678	$ 122,442	$ 123,958
Government	13,532	14,429	10,898
Other	12,778	9,647	7,402
Total	$ 153,988	$ 146,518	$ 142,258
Goodwill:			
Hospitality	$ 24,981	$ 26,349	$ 25,138
Government	703	649	596
Total	$ 25,684	$ 26,998	$ 25,734
Depreciation and amortization:			
Hospitality	$ 3,567	$ 3,622	$ 3,453
Government	88	81	42
Other	374	376	389
Total	$ 4,029	$ 4,079	$ 3,884
Capital expenditures:			
Hospitality	$ 779	$ 1,788	$ 903
Government	22	57	14
Other	241	172	272
Total	$ 1,042	$ 2,017	$ 1,189

The following table presents revenues by country based on the location of the use of the product or services.

	2008	2007	2006
United States	$ 205,202	$ 179,323	$ 181,482
Other Countries	27,485	30,161	27,185
Total	$ 232,687	$ 209,484	$ 208,667

The following table presents assets by country based on the location of the asset.

	2008	2007	2006
United States	$ 142,461	$ 134,766	$ 134,799
Other Countries	11,527	11,752	7,459
Total	$ 153,988	$ 146,518	$ 142,258

Customers comprising 10% or more of the Company's total revenues are summarized as follows:

	2008	2007	2006
Hospitality segment:			
McDonald's Corporation	24%	25%	26%
Yum! Brands, Inc.	16%	15%	14%
Government segment:			
U.S. Department of Defense	32%	31%	30%
All Others	28%	29%	30%
	100%	100%	100%

Note 12 — Fair Value of Financial Instruments

As of January 1, 2008, the Company adopted SFAS No. 157, which defines fair value, establishes a framework for measuring fair value as required by other accounting pronouncements and expands disclosure requirements. In February 2008, the FASB issued FSP No. FAS 157-2, which delays the effective date of SFAS No. 157 as it applies to non-financial assets and liabilities that are not required to be measured at fair value on a recurring (at least annual) basis. Non-recurring nonfinancial assets and nonfinancial liabilities for which we have not applied the provisions of SFAS 157 include those measured at fair value in goodwill impairment testing, indefinite lived intangible assets measured at fair value for impairment testing, asset retirement obligations initially measured at fair value, and those initially measured at fair value in a business combination. As a result of the delay, SFAS No. 157 will be applied to the Company's non-financial assets and liabilities as of January 1, 2009.

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, debt instruments, and an interest rate swap agreement. For cash and cash equivalents, trade receivables and trade payables, the carrying amounts of these financial instruments as of December 31, 2008 and 2007 were considered representative of their fair values. The estimated fair values of the Company's long-term debt at December 31, 2008 and 2007 were based on variable and fixed interest rates at December 31, 2008 and 2007, respectively, for new issues with similar remaining maturities and approximates respective carrying values at December 31, 2008 and 2007.

The Company's interest rate swap agreement is valued at the amount the Company would have expected to pay to terminate the agreement. The fair value determination was based upon the present value of expected future cash flows using the LIBOR rate, plus an applicable interest rate spread, a technique classified within Level 2 of the valuation hierarchy described above. At December 31, 2008 and 2007 the fair market value of the Company's interest rate swap included a realized loss of $388,000 and $154,000, respectively, which is recorded as a component of interest expense within the consolidated statements of operations and as a component of accrued expenses within the consolidated balance sheets.

Note 13 — Related Party Transactions

The Company leases its corporate wellness facility to related parties at a current rate of $9,775 per month. The Company receives a complimentary membership to this facility which is provided to all employees. During 2008, 2007, and 2006 the Company received rental income amounting to $117,300 for the lease of the facility in each year. All lease payments are current at December 31, 2008.



The Company also leases office space from an officer of one of its subsidiaries. The lease is for a period of five years beginning on October 1, 2004 at an annual rate of $360,000. In 2008, 2007, and 2006, the Company paid $360,000 to the officer under this lease.

Note 14 — Selected Quarterly Financial Data (Unaudited)

	Quarter ended (in thousands, except per share amounts)			
2008	March 31	June 30	September 30	December 31
Net revenues	$ 52,107	$ 57,234	$ 57,967	$ 65,379
Gross margin	12,359	14,032	14,561	16,498
Net income (loss)	(744)	674	828	1,459
Basic earnings (loss) per share	(.05)	.05	.06	.10
Diluted earnings (loss) per share	(.05)	.05	.06	.10

	Quarter ended (in thousands, except per share amounts)			
2007	March 31	June 30	September 30	December 31
Net revenues	$ 47,836	$ 49,872	$ 51,577	$ 60,199
Gross margin	10,808	12,635	12,402	16,063
Net income (loss)	(1,308)	(1,021)	(862)	483
Basic earnings (loss) per share	(.09)	(.07)	(.06)	.03
Diluted earnings (loss) per share	(.09)	(.07)	(.06)	.03

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAR TECHNOLOGY CORPORATION

March 16, 2009

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
John W. Sammon, Jr. John W. Sammon, Jr.	Chairman of the Board and President (Principal Executive Officer) and Director	March 16, 2009
Charles A. Constantino Charles A. Constantino	Executive Vice President and Director	March 16, 2009
Sangwoo Ahn Sangwoo Ahn	Director	March 16, 2009
James A. Simms James A. Simms	Director	March 16, 2009
Paul D. Nielsen Paul D. Nielsen	Director	March 16, 2009
Kevin R. Jost Kevin R. Jost	Director	March 16, 2009
Ronald J. Casciano Ronald J. Casciano	Vice President, Chief Financial Officer and Treasurer	March 16, 2009



LIST OF EXHIBITS

Exhibit No.	Description of Instrument	
3.1	Certificate of Incorporation, as amended	Filed as Exhibit 3(i) to the quarterly report on Form 10Q for the period ended June 30, 2006, of PAR Technology Corporation and incorporated herein by reference.
3.3	By-laws, as amended	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
4	Specimen Certificate representing the Common Stock	Filed as Exhibit 3.1 to Registration Statement on Form S-2 (Registration No. 333-04077) of PAR Technology Corporation incorporated herein by reference.
10.1	Letter of Agreement with Sandman – SCI Corporation	Filed as Exhibit 10.1 to Form S-3/A (Registration No. 333-102197) of PAR Technology Corporation incorporated herein by reference.
10.2	Asset Purchase Agreement dated October 27, 2006. By and among PAR Technology Corporation, Par-Siva Corporation and SIVA Corporation	Filed as Exhibit 10.1 to the current report on Form 8K dated November 8, 2006 of PAR Technology Corporation and incorporated herein by reference.
10.3	JP Morgan term loan	Filed as Exhibit 10.3 to Form 10-K for the year ended December 31, 2006 And incorporated herein by reference.
10.4	2005 Equity Incentive Plan of PAR Technology Corporation	Filed as Exhibit 4.2 to Form S-8 (Registration No. 333-137647) of PAR Technology Corporation and incorporated herein by reference.
10.5	Form of Stock Option Award Agreement	Filed as Exhibit 4.3 to Form S-8 (Registration No. 333-137647) of PAR Technology Corporation and incorporated herein by reference.
10.6	Form of Restricted Stock Award Agreement	Filed as Exhibit 4.4 to Form S-8 (Registration No. 333-137647) of PAR Technology Corporation and incorporated herein by reference.

LIST OF EXHIBITS (CONTINUED)

Exhibit No.	Description of Instrument	
10.7	June 2007 amendment to bank line of credit agreement – JP Morgan Chase	Filed as Exhibit 10.7 to Form 10-K for the year ended December 31, 2007 incorporated herein by reference.
10.8	February 2008 amendment to bank line of credit agreement – JP Morgan Chase	Filed as Exhibit 10.7 to Form 10-K for the year ended December 31, 2007 incorporated herein by reference.
10.9	June 2007 amendment to bank line of credit agreement – NBT Bank	Filed as Exhibit 10.7 to Form 10-K for the year ended December 31, 2007 incorporated herein by reference.
10.10	January 2008 amendment to bank line of credit agreement – NBT Bank	Filed as Exhibit 10.7 to Form 10-K for the year ended December 31, 2007 incorporated herein by reference.
10.11	January 2008 amendment to bank line of credit agreement – NBT Bank	Filed as Exhibit 10.7 to Form 10-K for the year ended December 31, 2007 herein by reference.
10.12	Credit Agreement with JP Morgan Chase	Filed as Exhibit 10.1 to Form 8-K Dated June 16, 2008 of PAR Technology Corporation and incorporated herein by reference.
10.13	Pledge and Security Agreement with JP Morgan Chase	Filed as Exhibit 10.2 to Form 8-K Dated June 16, 2008 of PAR Technology Corporation and incorporated herein by reference.
22	Subsidiaries of the registrant	
23	Consent of Independent Registered Public Accounting Firm	
31.1	Certification of Chairman of the Board and Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
31.2	Certification of Vice President, Chief Financial Officer and Treasurer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
32.1	Certification of Chairman of the Board and Chief Executive Officer and Vice President, Chief Financial Officer and Treasurer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	



Exhibit 22

Subsidiaries of PAR Technology Corporation

Name	State of Incorporation
ParTech, Inc.	New York
PAR Springer-Miller Systems, Inc.	Delaware
PAR Government Systems Corporation	New York
Rome Research Corporation	New York
Par Siva Corporation	New York
Ausable Solutions, Inc.	Delaware
PixelPoint ULC	Canada

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
PAR Technology Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-119828, 33-04968, 33-39784, 33-58110, 33-63095 and 333-137647) on Form S-8 and the registration statement (No. 333-102197) on Form S-3 of PAR Technology Corporation of our report dated March 16, 2009, with respect to the consolidated balance sheets of PAR Technology Corporation and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of PAR Technology Corporation.

KPMG LLP

Syracuse, New York
March 16, 2009



Exhibit 31.1

PAR TECHNOLOGY CORPORATION
STATEMENT OF EXECUTIVE OFFICER

I, John W. Sammon, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of PAR Technology Corporation for the year ended December 31, 2008;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter and that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

PAR TECHNOLOGY CORPORATION
STATEMENT OF EXECUTIVE OFFICER

I, Ronald J. Casciano, certify that:

1. I have reviewed this annual report on Form 10-K of PAR Technology Corporation for the year ended December 31, 2008;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter and that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 16, 2009

Ronald J. Casciano

Ronald J. Casciano
Vice President, Chief Financial Officer & Treasurer



Exhibit 32.1

PAR TECHNOLOGY CORPORATION
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of PAR Technology Corporation (the Company) on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the Report), we, John W. Sammon, Jr. and Ronald J. Casciano, Chairman of the Board & Chief Executive Officer and Vice President, Chief Financial Officer & Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge:

(1) The Report fully complies with the requirement of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

John W. Sammon, Jr.

John W. Sammon, Jr.
Chairman of the Board & Chief Executive Officer
March 16, 2009

Ronald J. Casciano

Ronald J. Casciano
Vice President, Chief Financial Officer & Treasurer
March 16, 2009

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among PAR Technology Corporation, Thc S&P 500 Indcx
And A Peer Group



*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends. Fiscal year ending December 31.

Copyright © 2009 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

	12/03	12/04	12/05	12/06	12/07	12/08
PAR Technology Corporation	100.00	141.68	347.43	169.34	144.47	104.19
S&P 500	100.00	110.88	116.33	134.70	142.10	89.53
Peer Group	100.00	155.67	214.44	213.03	287.12	124.16

Copyright © 2009 Standard & Poor's, a division of The McGraw-Hill Companies Inc. All rights reserved. (www.researchdatagroup.com/S&P.htm)



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